    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 2007.

                                                            FILE NO.

                                                                       811-10559

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO.                                                 / /
POST-EFFECTIVE AMENDMENT NO.                                                / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO.                                                               / /

                        HARTFORD LIFE INSURANCE COMPANY
                            SEPARATE ACCOUNT ELEVEN

                           (Exact Name of Registrant)

                        HARTFORD LIFE INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-5445

              (Depositor's Telephone Number, Including Area Code)

                            CHRISTOPHER M. GRINNELL
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                                  ------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                     PART A

                        GROUP VARIABLE ANNUITY CONTRACTS
                            SEPARATE ACCOUNT ELEVEN
                        HARTFORD LIFE INSURANCE COMPANY

                      Supplement Dated             , 2007
                     To Prospectus Dated             , 2007

    This supplement is attached to and is part of a prospectus describing a group variable annuity contract being issued by Hartford Life Insurance Company ("Hartford," "we," or "us"). This contract is a new contract (the "New Contract") designed especially for a select group of tax-exempt employer sponsors ("Selected Sponsors") of non-qualified deferred compensation plans meeting the requirements of Sections 457(b) and 457(e)(1)(B) of the Internal Revenue Code of 1986 (the "Plans"). If you received this supplement, you are a Selected Sponsor (or a representative of a Selected Sponsor). The supplement describes an offer we are making to you as a Selected Sponsor, and to other Selected Sponsors, and the reasons for the offer. The offer includes an offer to exchange the Hartford group variable annuity contract you currently hold as a funding vehicle for your Plan (your "Existing Contract") for a New Contract.

    Prior to purchasing an Existing Contract for its plan, each Selected Sponsor owned an older group variable annuity contract that we issued some years ago (an "Old Contract"). As of the date shown on a letter to each Selected Sponsor accompanying this supplement, the Selected Sponsor's Old Contract was replaced with an Existing Contract. Prior to its being replaced with an Existing Contract, your Old Contract may have been endorsed to enhance it with additional investment options (making it an "Enhanced Old Contract"). For the reasons explained below, we must terminate each of the Existing Contracts held by a Selected Sponsor. Because we must terminate the Existing Contracts, we are offering to replace your Existing Contract with a New Contract or, if you prefer, reinstate your Old Contract as described below. You may also elect to surrender your Existing Contract for its full contract value without the imposition of any surrender or withdrawal charges. If you do not elect one of the options, we will exchange your Existing Contract for a New Contract.

    The Old Contracts are issued through two of our insurance company separate accounts called Separate Account DC-I and Separate Account Two. Separate Account DC-I and Separate Account Two are both registered with the Securities and Exchange Commission ("SEC") as investment companies under the Investment Company Act of 1940 (the "1940 Act"). Interests in Separate Account DC-I and Separate Account Two issued through the Old Contracts are also registered with the SEC as securities under the Securities Act of 1933 (the "1933 Act"). The New Contracts are issued through Separate Account Eleven which is registered with the SEC as an investment company under the 1940 Act. Interests in Separate Account Eleven issued through the New Contracts are registered with the SEC as securities under the 1933 Act.

    The Existing Contracts have been issued through our Separate Account 457. Separate Account 457 is not registered as an investment company under the 1940 Act in reliance upon certain exclusions applicable to separate accounts that hold assets exclusively of Section 457 plans of public employers and plans qualifying under Section 401 of the Code. Likewise, the various Hartford group variable annuity contracts, including the Existing Contracts, issued through Separate Account 457 are not registered as securities under the 1933 Act in reliance upon exemptions available to separate accounts issuing group variable annuity contracts to Section 457 plans of public employers and plans qualifying under Section 401 of the Code.

    Insurance company separate accounts issuing group variable annuity contracts to private tax-exempt employer sponsors of Section 457 plans may not rely on the exemptions from 1933 Act registration of the contracts referred to above, and such separate accounts may not rely on the 1940 Act exclusions referred to above to avoid registering as investment companies under the 1940 Act. As a result, the Existing Contracts issued to the Selected Sponsors, should have been registered as securities under the 1933 Act, but were not. Similarly, as a result of the replacement of the Selected Sponsors' Old Contracts with Existing Contracts, Separate Account 457 may not be able to rely on the 1940 Act exclusions to avoid registering as an investment company. If so, we must remove the assets from Separate Account 457 representing value under the Existing Contracts or register Separate Account 457 as an investment company.

    We may be subject to potential liability for having issued the unregistered Existing Contracts to the Selected Sponsors instead of issuing similar registered group variable annuity contracts to them. Similarly, some liability may arise for Hartford from the fact that Separate Account 457 may need to register as an investment company but, for practical reasons as of the date of this supplement, has not. To mitigate this liability and avoid the necessity of registering Separate Account 457 as an investment company, we believe we must terminate the Existing Contracts and remove the contract value attributable to them from Separate Account 457. We do not believe that we can permit any Selected Sponsor to retain its Existing Contract or maintain an investment of Plan assets in Separate Account 457.

    Because of this, we are seeking each Selected Sponsor's direction to replace its Existing Contract with either a New Contract or its Old Contract as described below. In the event that a Selected Sponsor does not provide such direction, we will exchange the Existing Contract for a New Contract in accordance with Option 1 below.

    To make the replacement of Existing Contracts as attractive as possible, we are offering each Selected Sponsor three options to choose from. Each Selected Sponsor may elect one of the following:

       -   to exchange their Existing Contract for a New Contract ("Option 1");

       - to exchange their Existing Contract for (or "reinstate") their Old Contract by having their Existing Contract values transferred to corresponding or Sponsor-designated investment options under their Old Contract in Separate Account DC-I and/or Separate Account Two or, if greater, to "reinstate" all contract values as they were at the time that contract values were first invested in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V, Separate Account DC-VI, or Account 457 (the "Option 2 reinstatement date") and crediting such contract values with interest for the period from the Option 2 reinstatement date until the date of Plan Sponsor's election of Option 2 at an annual rate of 3%. Adjustments will be made (described below) to reflect subsequent purchase payments and withdrawals made during the intervening period ("Option 2"); or

       - to surrender their Existing Contract for its full contract value without the imposition of any surrender or withdrawal charges ("Option 3").

If a Selected Sponsor does not elect one of the foregoing options, we will consider the Sponsor to have elected Option 1.

    In offering Options 1 and 2, we are offering to rescind our sale of the Existing Contract to each Selected Sponsor and the Selected Sponsor's purchase of its Existing Contract. In other words, we are offering to unwind the sale transaction of your Existing Contract.

MAKING AN ELECTION

    An Election Form on which Selected Sponsors can indicate their selection of one of the three options is attached to the last page of this supplement. Please complete, sign and date the Election Form and return it to Hartford at the following address:

          [name]
        Hartford Life Insurance Company
        [department]
        200 Hopmeadow Street
        Simsbury, CT 06089]

    This offer expires on             , 2007, 60 days after the date of this
supplement. We will contact the Selected Sponsor if the Election Form is incomplete. If a Selected Sponsor does not return the Election Form within 60 days of the date of this supplement, we will consider the Selected Sponsor to have elected Option 1.

    We will process elections made by Selected Sponsors as of the close of the New York Stock Exchange on a date to be agreed upon in advance in writing between the Selected Sponsor and us or on a date determined by us in advance if the Selected Sponsor does not make an election.

THE NEW CONTRACT

The New Contract is fully described in the prospectus to which this supplement is attached. Except for features that make it more favorable for Plan Sponsors, it is substantially the same as the Existing Contract. The New Contract provides Selected Sponsors, during the accumulation period, with the ability to make contributions that are used to purchase interests in selected sub-accounts of Separate Account Eleven. Those sub-accounts invest in underlying mutual funds. Many of the underlying mutual funds are offered as investment options in the Existing Contracts. Selected Sponsors also may allocate their contributions to the general account option where the contributions will earn interest at least an annual guaranteed rate of 4%.

    Hartford will pay a death benefit under the New Contract should a participant die before the earlier of the participant's 65th birthday or the annuity commencement date. At the end of the accumulation period, contract values (less applicable premium tax charges) may be allocated to provide Plan participants with fixed or variable annuity payments under the New Contract.

    The fees and charges assessed under the New Contract are generally lower than those assessed under the Existing Contract. No contingent deferred sales charge ("CDSC") is assessed under the New Contract. Hartford will assess mortality and expense risk and administrative charges under the New Contract. As is the case under the Existing Contracts, Hartford deducts a charge for premium taxes and the underlying mutual funds charge for their own operating expenses. More information about the fees and charges assessed under the New Contracts is shown on the chart below.

MORE INFORMATION ABOUT THE THREE OPTIONS

    Selected Sponsors and their Plans will not incur any fees or charges as a result of electing Options 1, 2, or 3. All expenses incurred in connection with the offer, including legal, accounting and other fees and expenses, will be paid by us. Selected Sponsors who replace their Existing Contracts with their Old Contracts or with New Contracts will not subject their Plans to any adverse tax consequences. We will not compensate any broker-dealer or agent in connection with the offer.

    The replacement of a Selected Sponsor's Existing Contract under Option 1 with a New Contract or an Old Contract under Option 2, will take place at relative net asset value with no change in the amount of Contract values (including Participant Account values) or death benefits. We will waive any applicable CDSC upon the surrender of the Existing Contract in connection with the offer.

    Under Option 1, the New Contract offers many of the same investment options that are available under the Existing Contracts. To the extent possible, values under Existing Contracts will be allocated to the same investment options under the New Contracts. Where an investment option under an Existing Contract is not offered under New Contracts, values will be allocated as directed by the Selected Sponsor or, if no direction is provided, to a money market investment option under the New Contracts.

    Under Option 2, the Old Contracts generally offer fewer investment options than the Existing Contracts. To the extent possible, values under Existing Contracts will be allocated to the same investment options under the Old Contracts in Separate Account DC-I and/or Separate Account Two. Where an investment option under an Existing Contract is not offered under the Old Contracts, values will be allocated as directed by the Selected Sponsor or, if no direction is provided, to a money market investment option under the Old Contracts. If greater, under Option 2, we will apply the contract values under the Existing Contract or the Enhanced Old Contract by reinstating such values as they were at the time that they were first invested in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V, Separate Account DC-VI, or Account 457, adding to that amount aggregate purchase payments made since that time, subtracting from that amount withdrawals made since that time, and crediting the net amount with interest for the intervening period at an annual rate of 3%. The issue date of Old Contract will be reinstated. We will waive any CDSC under the Old Contract.

    Under Option 3, should a Selected Sponsor elect to surrender its Plan's Existing Contract, Hartford will waive any CDSC or withdrawal charges. The Selected Sponsor will receive the value of the Existing Contract on a date to be agreed upon in advance in writing between the Selected Sponsor and us.

IMPORTANT CONSIDERATIONS IN SELECTING AN OPTION

    Options 1 and 2 are advantageous to Selected Sponsors because, under the offer, the Selected Sponsor would replace an unregistered contract for one that is registered under the 1933 Act. This means, among other things, that the Selected Sponsor will receive prospectuses and other disclosure documents at regular intervals in a prescribed format. Further, Separate Account Eleven is registered an investment company under the 1940 Act. The 1940 Act generally regulates the manner in which investment companies, such as Separate Account Eleven operate and imposes a comprehensive federal corporate statutory framework on Separate Account Eleven. The operations and books and records of Separate Account Eleven are subject to examination by the SEC staff.

    Hartford does not assess a CDSC under the New Contracts. Hartford will waive any CDSC that would have applied under the Old Contracts.

    Under the Existing Contracts and certain of the Old Contracts, Hartford assesses a mortality and expense risk charge during the accumulation period at annual rates ranging from .75% to .90% of average daily net sub-account assets. (The rate for any Contract may also be a function of charge reductions due to either experience rating or reductions negotiated by the Selected Sponsor with Hartford before the annuity commencement date.) Under both the Existing and the Old Contracts, the mortality and expense risk charge after the annuity commencement date is at an annual rate of 1.25% of average daily net sub-account assets. Under the New Contracts, the mortality and expense risk and administrative charge is a flat annual rate of .70% of average daily net sub-account assets before and after the annuity commencement date. Reductions in charges due to experience rating and negotiated rates with Hartford, however, are possible under the New Contracts.

    In addition, for certain Selected Sponsors under Option 2, total fund operating expenses may be lower under the Old Contracts than under the New Contracts or Existing. However, there may be fewer investment options under the Old Contracts than there are under the New Contracts or Existing Contracts.

    Under Option 2, Hartford also will make appropriate adjustments to reflect purchase payments and withdrawals made after the Option 2 reinstatement date by crediting interest on a monthly basis on the amount equal to the contract value under an Existing Contract as of the Option 2 reinstatement date:

       - plus purchase payments allocated to the Existing Contract during the prior month,

       -   less withdrawals from the Existing Contract during the prior month.

    Further, to assist Selected Sponsors in evaluating the three Options, Hartford has included a summary of important features of the Existing Contract, the Old Contract, and the New Contract. All Total Fund Operating Expenses shown in the charts below are as of the year ended December 31, 2006. In addition to the fees and expenses in the charts, charges for premium taxes may be assessed.

                                     * * *

    The first chart shows the Type associated with a Selected Sponsor's Existing Contract, as well as the fund count and fees and charges assessed under that Existing Contract. The Type of Existing Contract that you own is identified in the letter accompanying this supplement. Once a Selected Sponsor has identified their Existing Contract, the chart shows what the Selected Sponsor's Type of Old Contract was.

                               EXISTING CONTRACTS
                             (SEPARATE ACCOUNT 457)

                                M&E RISK AND              M&E RISK AND
                               ADMINISTRATIVE            ADMINISTRATIVE
               NUMBER              CHARGE                    CHARGE
                 OF           (PAYOUT PERIOD)            (PAY-IN PERIOD)
 TYPE OF       MUTUAL       (% OF AVERAGE DAILY        (% OF AVERAGE DAILY
 CONTRACT       FUNDS       SUB-ACCOUNT ASSETS)        SUB-ACCOUNT ASSETS)
------------------------------------------------------------------------------
    A             27                 1.25%                 0.75% to 0.90%
    B             24                 1.25%                 0.75% to 0.90%
    C             47                 1.25%                 0.75% to 0.90%
    D             47                 1.25%                 0.75% to 0.90%
    E             51                 1.25%                    0.45%
    F             47                 1.25%                 0.75% to 0.90%

                                                     MINIMUM            MAXIMUM
                                                  TOTAL ANNUAL       TOTAL ANNUAL
                                                    PORTFOLIO          PORTFOLIO
                                                    EXPENSES           EXPENSES
                MINIMUM                               (% OF              (% OF
               GUARANTEED           CDSC             AVERAGE            AVERAGE
 TYPE OF         ANNUAL         (% OF AMOUNT        DAILY NET          DAILY NET
 CONTRACT    INTEREST RATE      SURRENDERED)      ASSET VALUE)       ASSET VALUE)
----------  ------------------------------------------------------------------------
    A               4%              N/A                0.34%              1.73%
    B               4%             12 YR               0.34%              1.73%
    C               4%             12 YR               0.34%              1.73%
    D               4%              7 YR               0.34%              1.73%
    E               4%              N/A                0.34%              1.73%
    F               4%              N/A                0.34%              1.73%

    The next chart shows the Type of Old Contract, the fund count and fees and charges assessed under a Selected Sponsor's Old Contract.

                                 OLD CONTRACTS
                (SEPARATE ACCOUNT DC-I AND SEPARATE ACCOUNT TWO)

                                M&E RISK AND              M&E RISK AND
                               ADMINISTRATIVE            ADMINISTRATIVE
               NUMBER              CHARGE                    CHARGE
                 OF           (PAYOUT PERIOD)            (PAY-IN PERIOD)
 TYPE OF       MUTUAL       (% OF AVERAGE DAILY        (% OF AVERAGE DAILY
 CONTRACT       FUNDS       SUB-ACCOUNT ASSETS)        SUB-ACCOUNT ASSETS)
------------------------------------------------------------------------------
    U             10                 1.25%                 0.75% to 0.90%
    V             10                 1.25%                 0.75% to 0.90%
    W             10                 1.25%                 0.75% to 0.90%
    X             10                 1.25%                 0.75% to 0.90%
    Y             10                 1.25%                    0.45%
    Z             10                 1.25%                 0.75% to 0.90%

                                                     MINIMUM            MAXIMUM
                                                  TOTAL ANNUAL           TOTAL
                                                    PORTFOLIO          PORTFOLIO
                                                    EXPENSES           EXPENSES
                MINIMUM                               (% OF              (% OF
               GUARANTEED           CDSC             AVERAGE            AVERAGE
 TYPE OF         ANNUAL         (% OF AMOUNT        DAILY NET          DAILY NET
 CONTRACT    INTEREST RATE      SURRENDERED)      ASSET VALUE)       ASSET VALUE)
----------  ------------------------------------------------------------------------
    U               4%              N/A                0.34%              0.91%
    V               4%             12 YR               0.34%              0.91%
    W               4%             12 YR               0.34%              0.91%
    X               4%              7 YR               0.34%              0.91%
    Y               4%              N/A                0.34%              0.91%
    Z               4%              N/A                0.34%              0.91%

    The final chart shows what the fund count and the fees and charges of the New Contract will be.

                                  NEW CONTRACT
                           (SEPARATE ACCOUNT ELEVEN)

              M&E RISK AND               M&E RISK AND
NUMBER    ADMINISTRATIVE CHARGE      ADMINISTRATIVE CHARGE         MINIMUM
  OF         (PAYOUT PERIOD)            (PAY-IN PERIOD)          GUARANTEED
MUTUAL     (% OF AVERAGE DAILY        (% OF AVERAGE DAILY          ANNUAL
FUNDS      SUB-ACCOUNT ASSETS)        SUB-ACCOUNT ASSETS)       INTEREST RATE
-------------------------------------------------------------------------------
  48              0.70%                      0.70%                    4%

                               MINIMUM          MAXIMUM
                            TOTAL ANNUAL     TOTAL ANNUAL
                              PORTFOLIO        PORTFOLIO
                              EXPENSES         EXPENSES
NUMBER                          (% OF            (% OF
  OF          CDSC             AVERAGE          AVERAGE
MUTUAL    (% OF AMOUNT        DAILY NET        DAILY NET
FUNDS     SURRENDERED)      ASSET VALUE)     ASSET VALUE)
------  ---------------------------------------------------
  48           N/A              0.34%            1.49%

    Please contact Hartford at (800) 528-9009 with any questions or concerns you may have about this supplement or the attached materials.

    This supplement should be retained with the prospectus for future reference.

                        GROUP VARIABLE ANNUITY CONTRACTS
                            SEPARATE ACCOUNT ELEVEN
                        HARTFORD LIFE INSURANCE COMPANY

                      Supplement Dated             , 2007
                     To Prospectus Dated             , 2007

    This supplement is attached to and is part of a prospectus describing a group variable annuity contract being issued by Hartford Life Insurance Company ("Hartford," "we," or "us"). This contract is a new contract (the "New Contract") designed especially for a select group of tax-exempt employer sponsors ("Selected Sponsors") of non-qualified deferred compensation plans meeting the requirements of Sections 457(b) and 457(e)(1)(B) of the Internal Revenue Code of 1986 (the "Plans"). If you received this supplement, you are a Selected Sponsor (or a representative of a Selected Sponsor). The supplement describes an offer we are making to you as a Selected Sponsor, and to other Selected Sponsors, and the reasons for the offer. The offer includes an offer to exchange the Hartford group variable annuity contract you currently hold as a funding vehicle for your Plan (your "Existing Contract") for a New Contract.

    The Existing Contracts are issued through two of our insurance company separate accounts called Separate Account DC-I and Separate Account Two. At the time each Selected Sponsor purchased its Existing Contract for its plan, or after it purchased its Existing Contract for its plan, we issued each Selected Sponsor an endorsement to its Existing Contract that added investment options in one or more of four of our other insurance company separate accounts to its Existing Contract. These additional separate accounts are called Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI. These additional separate accounts were added to your Existing Contract as of the date shown on a letter to each Selected Sponsor accompanying this supplement.

    For the reasons explained below, we must remove each Selected Sponsor's Existing Contract assets from Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI. Because we must remove your Existing Contract assets from Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI, we are offering to replace your Existing Contract with a New Contract or, if you prefer, transfer your Existing Contract values from Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI to investment options available through Separate Account DC-I and Separate Account Two under your Existing Contract as described below. You may also elect to surrender your Existing Contract for its full contract value without the imposition of any surrender or withdrawal charges. If you do not elect one of the options, we will exchange your Existing Contract for a New Contract.

    The New Contracts are issued through Separate Account Eleven which is registered with the Securities and Exchange Commission ("SEC") as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Interests in Separate Account Eleven issued through the New Contracts are registered with the SEC as securities under the Securities Act of 1933 (the "1933 Act").

    Separate Account DC-I and Separate Account Two are both registered with the SEC as investment companies under the 1940 Act. Interests in Separate Account DC-I and Separate Account Two issued through the Existing Contracts are also registered with the SEC as securities under the 1933 Act.

    Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI are not registered as investment companies under the 1940 Act in reliance upon certain exclusions applicable to separate accounts that hold assets exclusively of Section 457 plans of public employers and plans qualifying under Section 401 of the Code. Likewise, various Hartford group variable annuity contracts issued through Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI are not registered as securities under the 1933 Act in reliance upon exemptions available to separate accounts issuing group variable annuity contracts to
Section 457 plans of public employers and plans qualifying under Section 401 of the Code.

    Insurance company separate accounts issuing group variable annuity contracts to private tax-exempt employer sponsors of Section 457 plans may not rely on the exemptions from 1933 Act registration of the contracts referred to above, and such separate accounts may not rely on the 1940 Act exclusions referred to above to avoid registering as investment companies under the 1940 Act. As a result, the interests in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI under the Existing Contracts issued to the Selected Sponsors, should have been registered as securities under the 1933 Act, but were not. Similarly, as a result of the investment through the Selected Sponsors' Existing Contracts, Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI may not be able to rely on the 1940 Act exclusions to avoid registering as investment companies. If so, we must remove the assets from Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI representing the value under the Existing Contracts or register those Separate Accounts as investment companies.

    We may be subject to potential liability for having issued interests in unregistered Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI to the Selected Sponsors instead of issuing similar registered group variable annuity contracts to them. Similarly, some liability may arise for Hartford from the fact that Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI may need to register as investment companies but, for practical reasons as of the date of this supplement, have not. To mitigate this liability and avoid the necessity of registering Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI as an investment companies, we believe we must remove the contract value attributable to the Existing Contracts of Selected Sponsors from Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI . We do not believe that we can permit any Selected Sponsor to maintain an investment of Plan assets in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI.

    Because of this, we are seeking each Selected Sponsor's direction to replace its Existing Contract with either a New Contract or to transfer its Plan assets from Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI to investment options under Separate Account DC-I and Separate Account Two available through its Existing Contract as described below. In the event that a Selected Sponsor does not provide such direction, we will exchange the Existing Contract held by that Sponsor's Plan for a New Contract in accordance with Option 1 below.

    To make the replacement of Existing Contracts as attractive as possible, we are offering each Selected Sponsor three options to choose from. Each Selected Sponsor may elect one of the following:

       -   to exchange their Existing Contract for a New Contract ("Option 1");

       - to transfer contract values under their Existing Contract that are invested in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI to corresponding or sponsor-designated investment options under their Existing Contract in Separate Account DC-I and/or Separate Account Two or, if it would result in a greater contract value, to "reinstate" all contract values as they were under their Existing Contract at the time contract values were first invested in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V or Separate Account DC-VI (the "Option 2 reinstatement date") and crediting such contract values with interest for the period from the Option 2 reinstatement date until the date a plan sponsor elects Option 2 at an annual rate of 3%, as described below ("Option 2"); or

       - to surrender their Existing Contract for its full contract value without the imposition of any surrender or withdrawal charges ("Option 3").

If a Selected Sponsor does not elect one of the foregoing options, we will consider the Sponsor to have elected Option 1.

    By making this offer, we are offering to rescind our sale of the Existing Contract to each Selected Sponsor and the Selected Sponsor's purchase of its Existing Contract. In other words, we are offering to unwind the sale transaction of your Existing Contract.

MAKING AN ELECTION

    An Election Form on which Selected Sponsors can indicate their selection of one of the three options is attached to the last page of this supplement. Please complete, sign and date the Election Form and return it to Hartford at the following address:

          [name]
        Hartford Life Insurance Company
        [department]
        200 Hopmeadow Street
        Simsbury, CT 06089]

    This offer expires on             , 2007, 60 days after the date of this
supplement. We will contact the Selected Sponsor if the Election Form is incomplete. If a Selected Sponsor does not return the Election Form within 60 days of the date of this supplement, we will consider the Selected Sponsor to have elected Option 1.

    We will process all elections made by Selected Sponsors as of the close of the New York Stock Exchange on a date to be agreed upon in advance in writing between the Selected Sponsor and us or on a date determined by us in advance if the Selected Sponsor does not make an election.

THE NEW CONTRACT

    The New Contract is fully described in the prospectus to which this supplement is attached. Except for features that make it more favorable for Plan Sponsors, it is substantially the same as the Existing Contract. The New Contract provides Selected Sponsors, during the accumulation period, with the ability to make Contributions that are used to purchase interests in selected sub-accounts of Separate Account Eleven. Those sub-accounts invest in underlying mutual funds. Many of the underlying mutual funds are offered as investment options in the Existing Contracts. Selected Sponsors also may allocate their contributions to the general account option where the Contributions will earn interest at least an annual guaranteed rate of 4%.

    Hartford will pay a death benefit under the New Contract should a participant die before the earlier of the participant's 65th birthday or the annuity commencement date. At the end of the accumulation period, contract values (less applicable premium tax charges) may be allocated to provide Plan participants with fixed or variable annuity payments under the New Contract.

    The fees and charges assessed under the New Contract are generally lower than those assessed under the Existing Contract. No contingent deferred sales charge ("CDSC") is assessed under the New Contract. Hartford will assess mortality and expense risk and administrative charges under the New Contract. As is the case under the Existing Contracts, Hartford deducts a charge for premium taxes and the underlying mutual funds charge for their own operating expenses. More information about the fees and charges assessed under the New Contracts is shown on the chart below.

MORE INFORMATION ABOUT THE THREE OPTIONS

    Selected Sponsors and their Plans will not incur any fees or charges as a result of electing Options 1, 2, or 3. All expenses incurred in connection with the offer, including legal, accounting and other fees and expenses, will be paid by us. Selected Sponsors who replace their Existing Contracts with New Contracts or transfer contract values under their Existing Contract that are invested in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI to investment options under their Existing Contract in Separate Account DC-I and/or Separate Account Two will not subject their Plans to any adverse tax consequences. We will not compensate any broker-dealer or agent in connection with the offer.

    The replacement of a Selected Sponsor's Existing Contract with a New Contract under Option 1, will take place at relative net asset value with no change in the amount of Contract values (including Participant Account values) or death benefits. We will waive any applicable CDSC upon the surrender of the Existing Contract in connection with the offer.

    Under Option 1, the New Contract offers many of the same investment options that are available under the Existing Contracts. To the extent possible, values under Existing Contracts will be allocated to the same investment options under the New Contracts. Where an investment option under an Existing Contract is not offered under New Contracts, values will be allocated as directed by the Selected Sponsor or, if no direction is provided, to a money market investment option under the New Contracts.

    Under Option 2, the Existing Contract will offer fewer investment options. Contract values will be allocated as directed by the Selected Sponsor or, if no direction is provided, to a money market investment option under Separate Account DC-I or Separate Account Two, as applicable. If greater, under Option 2 we will apply the participant contract values under the Existing Contract by reinstating such values as they were under their Existing Contract at the time such values were first invested in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI, adding to this amount aggregate purchase payments made since that time to such Separate Accounts under the Existing Contract, subtracting from this amount withdrawals made since that time under the Existing Contract, and crediting the net amount with interest for the intervening period at an annual rate of 3%. We will waive any CDSC under the Existing Contract.

    Under Option 3, should a Selected Sponsor elect to surrender its Plan's Existing Contract, Hartford will waive any CDSC or withdrawal charges. The Selected Sponsor will receive the value of the Existing Contract on a date agreed upon in advance between the Selected Sponsor and us.

IMPORTANT CONSIDERATIONS IN SELECTING AN OPTION

    Options 1 and 2 are advantageous to Selected Sponsors because, under the offer, the Selected Sponsor would replace an unregistered contract for one that is registered under the 1933 Act. This means, among other things, that the Selected Sponsor will receive prospectuses and other disclosure documents at regular intervals in a prescribed format. Further, Separate Account Eleven is registered an investment company under the 1940 Act. The 1940 Act generally regulates the manner in which investment companies, such as Separate Account Eleven operate and imposes a comprehensive federal corporate statutory framework on Separate Account Eleven. The operations and books and records of Separate Account Eleven are subject to examination by the SEC staff.

    Hartford does not assess a CDSC under the New Contracts. Hartford will waive any CDSC that would have applied under the Existing Contracts.

    Under the Existing Contracts, Hartford assesses a mortality and expense risk charge during the accumulation period at annual rates ranging from .75% to .90% of average daily net sub-account assets. (The rate for any Contract may also be a function of charge reductions due to either experience rating or reductions negotiated by the Selected Sponsor with Hartford before the annuity commencement date.) Under the Existing Contracts, the mortality and expense risk charge after the annuity commencement date is at an annual rate of 1.25% of average daily net sub-account assets. Under the New Contracts, the mortality and expense risk and administrative charge is a flat annual rate of .70% of average daily net sub-account assets both before and after the annuity commencement date. Reductions in charges due to experience rating and negotiated rates with Hartford, however, are possible under the New Contracts.

    In addition, for certain Selected Sponsors under Option 2, total fund operating expenses may be lower under the Existing Contracts than under the New Contracts. However, there are fewer investment options under the Existing Contracts than there are under the New Contracts.

    Under Option 2, Hartford also will make appropriate adjustments to reflect purchase payments and withdrawals made after the Option 2 reinstatement date by crediting interest on a monthly basis on the amount equal to the contract value under an Existing Contract in Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V and Separate Account DC-VI as of the Option 2 reinstatement date:

       - plus purchase payments allocated to the Existing Contract during the prior month,

       -   less withdrawals from the contract during the prior month.

    Further, to assist Selected Sponsors in evaluating the three Options, Hartford has included a summary of important features of the Existing Contract and the New Contract. All Total Fund Operating Expenses shown in the charts below are as of the year ended December 31, 2006. In addition to the fees and expenses in the charts, charges for premium taxes may be assessed.

                                     * * *

    The first chart shows the Type associated with a Selected Sponsor's Existing Contract, as well as the total fund count for Separate Account DC-I and Separate Account Two only, and fees and charges assessed under that Existing Contract. The Type of Existing Contract that you own is identified in the letter accompanying this supplement.

                               EXISTING CONTRACTS
                     (JUST SEPARATE ACCOUNTS DC-I AND TWO)

                                                    M&E RISK
                                                       AND
                                                 ADMINISTRATIVE
                              M&E RISK AND           CHARGE
                             ADMINISTRATIVE          (PAY-IN
                                 CHARGE              PERIOD)
                             (PAYOUT PERIOD)      (% OF AVERAGE
               NUMBER         (% OF AVERAGE        DAILY SUB-
 TYPE OF      OF MUTUAL     DAILY SUB-ACCOUNT        ACCOUNT
 CONTRACT       FUNDS            ASSETS)             ASSETS)
-----------------------------------------------------------------
    A             10               1.25%           0.75% to 0.90%
    B             10               1.25%           0.75% to 0.90%
    C             10               1.25%           0.75% to 0.90%
    D             10               1.25%           0.75% to 0.90%
    E             10               1.25%           0.75% to 0.90%
    F             10               1.25%           0.75% to 0.90%
    G             10               1.25%           0.75% to 0.90%
    H             10               1.25%           0.75% to 0.90%
    I             10               1.25%           0.75% to 0.90%
    J             10               1.25%           0.75% to 0.90%
    K             10               1.25%           0.75% to 0.90%
    L             10               1.25%           0.75% to 0.90%
    M             10               1.25%           0.75% to 0.90%
    N             10               1.25%           0.75% to 0.90%
    O             10               1.25%           0.75% to 0.90%
    P             10               1.25%           0.75% to 0.90%
    Q             10               1.25%           0.75% to 0.90%


                                                     MINIMUM            MAXIMUM
                                                  TOTAL ANNUAL       TOTAL ANNUAL
                                                    PORTFOLIO          PORTFOLIO
                                                    EXPENSES           EXPENSES
                MINIMUM                               (% OF              (% OF
               GUARANTEED           CDSC             AVERAGE            AVERAGE
 TYPE OF         ANNUAL         (% OF AMOUNT        DAILY NET          DAILY NET
 CONTRACT    INTEREST RATE      SURRENDERED)      ASSET VALUE)       ASSET VALUE)
----------  ------------------------------------------------------------------------
    A               4%              N/A                0.34%              0.91%
    B               4%              N/A                0.34%              0.91%
    C               4%              N/A                0.34%              0.91%
    D               4%              N/A                0.34%              0.91%
    E               4%              N/A                0.34%              0.91%
    F               4%              N/A                0.34%              0.91%
    G               4%              N/A                0.34%              0.91%
    H               4%              N/A                0.34%              0.91%
    I               4%              N/A                0.34%              0.91%
    J               4%              N/A                0.34%              0.91%
    K               4%              N/A                0.34%              0.91%
    L               4%              N/A                0.34%              0.91%
    M               4%             12 YR               0.34%              0.91%
    N               4%             12 YR               0.34%              0.91%
    O               4%              7 YR               0.34%              0.91%
    P               4%              7 YR               0.34%              0.91%
    Q               4%              N/A                0.34%              0.91%

    The next chart shows the Type associated with a Selected Sponsor's Existing Contract, with the total combined fund count for Separate Account DC-I, Separate Account Two, Separate Account DC-III, Separate Account DC-IV, Separate Account DC-V, and Separate Account DC-VI, and relevant fees and charges.

                               EXISTING CONTRACTS
          (SEPARATE ACCOUNTS DC-1, TWO, DC-III, DC-IV, DC-V AND DC-VI)

                                                    M&E RISK
                                                       AND
                                                 ADMINISTRATIVE
                              M&E RISK AND           CHARGE
                             ADMINISTRATIVE          (PAY-IN
                                 CHARGE              PERIOD)
                             (PAYOUT PERIOD)      (% OF AVERAGE
               NUMBER         (% OF AVERAGE        DAILY SUB-
 TYPE OF      OF MUTUAL     DAILY SUB-ACCOUNT        ACCOUNT
 CONTRACT       FUNDS            ASSETS)             ASSETS)
-----------------------------------------------------------------
    A            23                1.25%           0.75% to 0.90%
    B            24                1.25%           0.75% to 0.90%
    C            24                1.25%           0.75% to 0.90%
    D            24                1.25%           0.75% to 0.90%
    E            25                1.25%           0.75% to 0.90%
    F            25                1.25%           0.75% to 0.90%
    G            25                1.25%           0.75% to 0.90%
    H            25                1.25%           0.75% to 0.90%
    I            26                1.25%           0.75% to 0.90%
    J            26                1.25%           0.75% to 0.90%
    K            26                1.25%           0.75% to 0.90%
    L            27                1.25%           0.75% to 0.90%
    M            23                1.25%           0.75% to 0.90%
    N            26                1.25%           0.75% to 0.90%
    O            23                1.25%           0.75% to 0.90%
    P            23                1.25%           0.75% to 0.90%
    Q            24                1.25%           0.75% to 0.90%


                                                     MINIMUM            MAXIMUM
                                                  TOTAL ANNUAL       TOTAL ANNUAL
                                                    PORTFOLIO          PORTFOLIO
                                                    EXPENSES           EXPENSES
                MINIMUM                               (% OF              (% OF
               GUARANTEED           CDSC             AVERAGE            AVERAGE
 TYPE OF         ANNUAL         (% OF AMOUNT        DAILY NET          DAILY NET
 CONTRACT    INTEREST RATE      SURRENDERED)      ASSET VALUE)       ASSET VALUE)
----------  ------------------------------------------------------------------------
    A               4%              N/A                0.34%              1.73%
    B               4%              N/A                0.34%              1.73%
    C               4%              N/A                0.34%              1.73%
    D               4%              N/A                0.34%              1.73%
    E               4%              N/A                0.34%              1.73%
    F               4%              N/A                0.34%              1.73%
    G               4%              N/A                0.34%              1.73%
    H               4%              N/A                0.34%              1.73%
    I               4%              N/A                0.34%              1.73%
    J               4%              N/A                0.34%              1.73%
    K               4%              N/A                0.34%              1.73%
    L               4%              N/A                0.34%              1.73%
    M               4%             12 YR               0.34%              1.73%
    N               4%             12 YR               0.34%              1.73%
    O               3%              7 YR               0.34%              1.73%
    P               4%              7 YR               0.34%              1.73%
    Q               4%              N/A                0.34%              1.73%

    The final chart shows what the fund count and the fees and charges of the New Contract will be.

                                  NEW CONTRACT
                           (SEPARATE ACCOUNT ELEVEN)

                  M&E RISK AND               M&E RISK AND
                 ADMINISTRATIVE             ADMINISTRATIVE
                     CHARGE                     CHARGE                 MINIMUM
  NUMBER         (PAYOUT PERIOD)            (PAY-IN PERIOD)          GUARANTEED
OF MUTUAL      (% OF AVERAGE DAILY        (% OF AVERAGE DAILY          ANNUAL
  FUNDS        SUB-ACCOUNT ASSETS)        SUB-ACCOUNT ASSETS)       INTEREST RATE
-----------------------------------------------------------------------------------
    48                0.70%                      0.70%                    4%

                                   MINIMUM          MAXIMUM
                                TOTAL ANNUAL     TOTAL ANNUAL
                                  PORTFOLIO        PORTFOLIO
                                  EXPENSES         EXPENSES
                                    (% OF            (% OF
  NUMBER          CDSC             AVERAGE          AVERAGE
OF MUTUAL     (% OF AMOUNT        DAILY NET        DAILY NET
  FUNDS       SURRENDERED)      ASSET VALUE)     ASSET VALUE)
----------  ---------------------------------------------------
    48             N/A              0.34%            1.49%

    Please contact Hartford at (800) 528-9009 with any questions or concerns you may have about this supplement or the attached materials.

    This supplement should be retained with the prospectus for future reference.

  GROUP VARIABLE ANNUITY CONTRACTS                [THE HARTFORD LOGO]
  SEPARATE ACCOUNT ELEVEN

    This prospectus describes information you should know before you purchase or become a Participant under a group variable annuity contract (the "Contract" or "Contracts"). Please read it carefully before you purchase or become a Participant under the Contract.

    Hartford Life Insurance Company issues the Contracts for use in certain retirement programs adopted according to the Internal Revenue Code.

    You or Participants allocate your plan Contribution to "Sub-Accounts." These are subdivisions of our Separate Account, an account that keeps your Contract assets separate from our company assets. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. YOU DO NOT INVEST DIRECTLY IN ANY OF THE MUTUAL FUNDS. These are not the same mutual funds that you can buy through your stockbroker even though they may have similar investment strategies and the same portfolio managers. Each mutual fund has varying degrees of investment risk. Mutual funds are also subject to separate fees and expenses such as management fees, distribution fees and operating expenses. PLEASE CONTACT US TO OBTAIN A COPY OF THE PROSPECTUSES FOR EACH MUTUAL FUND. YOU SHOULD READ THESE PROSPECTUSES CAREFULLY BEFORE INVESTING. For a list of the Sub-Accounts available under the Contract, see the section entitled "The Funds".

    The General Account option has certain restrictions. The General Account option and these restrictions are not described in this prospectus. The General Account option is not required to be registered with the Securities and Exchange Commission ("SEC").

    If you decide to become a Contract Owner or a Participant, you should keep this prospectus for your records. You can also call us at 1-800-528-9009 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about the Contract, and like this prospectus, is filed with the SEC. We have included a Table of Contents for the Statement of Additional Information at the end of this prospectus.

    The SEC doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense.

    This prospectus and the Statement of Additional Information can also be obtained from the SEC's website (http://www.sec.gov).

    This Contract IS NOT:

-   A bank deposit or obligation

-   Federally insured

-   Endorsed by any bank or governmental agency

--------------------------------------------------------------------------------

Prospectus Dated:             , 2007

Statement of Additional Information Dated:             , 2007

                               TABLE OF CONTENTS

SECTION                                                                PAGE
--------------------------------------------------------------------------------
GLOSSARY OF SPECIAL TERMS                                                 3
FEE TABLE                                                                 5
SUMMARY                                                                  13
PERFORMANCE RELATED INFORMATION                                          15
HARTFORD LIFE INSURANCE COMPANY                                          15
THE SEPARATE ACCOUNT                                                     16
THE FUNDS                                                                16
GENERAL ACCOUNT OPTION                                                   22
CONTRACT CHARGES                                                         22
 Mortality and Expense Risk and Administrative Charge                    22
 Premium Taxes                                                           23
 Experience Rating under the Contracts                                   23
 Negotiated Charges and Fees                                             23
 Charges of the Funds                                                    23
 Plan Related Expenses                                                   23
THE CONTRACTS                                                            23
 The Contracts Offered                                                   23
 Assignments                                                             24
 Pricing and Crediting of Contributions                                  24
 May I make changes in the amounts of my Contribution?                   24
 Can you transfer from one Sub-Account to another?                       24
 Dollar Cost Averaging                                                   28
 May I request a loan from my Participant Account?                       28
 How do I know what my Participant Account is worth?                     28
 How are the underlying Fund shares valued?                              29
DEATH BENEFITS                                                           30
 Determination of the Beneficiary                                        30
 Death before the Annuity Commencement Date                              30
 Death on or after the Annuity Commencement Date                         30
SETTLEMENT PROVISIONS                                                    31
 Can payment of the Surrender value ever be postponed beyond the         31
  seven-day period?
 May I Surrender once Annuity Payouts have started?                      31
 How do I elect an Annuity Commencement Date and Annuity payout          31
  option?
 What is the minimum amount that I may select for an Annuity             32
  payout?
 How are Contributions made to establish an Annuity Account?             32
 Can a Contract be suspended by a Contract Owner?                        32
 Annuity Payout Options                                                  32
 Systematic Withdrawal Option                                            33
 How are Variable Annuity payouts determined?                            34
FEDERAL TAX CONSIDERATIONS                                               35
 A. General                                                              35
 B. Taxation of Hartford and the Separate Account                        35
 C. Diversification of the Separate Account                              35
 D. Tax Ownership of the Assets in the Separate Account                  35
 E. Non-Natural Persons as Owners                                        36
 F. Annuity Purchases by Nonresident Aliens and Foreign                  37
  Corporations
 G. Generation Skipping Transfer Tax                                     37
MORE INFORMATION                                                         45
 Can a Contract be modified?                                             45
 Can Hartford waive any rights under a Contract?                         45
 How Contracts are sold?                                                 45
 Who is the custodian of the Separate Account's assets?                  48
 Are there any material legal proceedings affecting the Separate         48
  Account?
 How may I get additional information?                                   48
APPENDIX I -- ACCUMULATION UNIT VALUES                                   49
TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION                50

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD: The period before the start of Annuity payouts.

ACCUMULATION UNIT: A unit of measure used to calculate Separate Account values before we begin to make Annuity payouts to you.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address for correspondence concerning this Contract is P.O. Box 1583, Hartford, CT 06144-1583, except for overnight or express mail packages, which should be sent to: Attention: IPD/Retirement Plan Service Center, 200 Hopmeadow Street, Simsbury, CT 06089.

ANNUITANT: The person on whose life Annuity payouts are based.

ANNUITANT'S ACCOUNT: An account established at the beginning of the Annuity Period for making Annuity payouts under the Contracts.

ANNUITY: A series of payments for life or another designated period.

ANNUITY COMMENCEMENT DATE: The date we start to make Annuity payouts to you.

ANNUITY PERIOD: The period during which we make Annuity payouts to you.

ANNUITY UNIT: A unit of measure in the Separate Account used to calculate the value of Variable Annuity payouts we make to you.

BENEFICIARY: The person or persons designated to receive Contract values in the event of the Participant's or Annuitant's death.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: Securities and Exchange Commission.

CONTRACT OWNER: The Employer or entity owning the Contract.

CONTRACT YEAR: A period of 12 months beginning with the effective date of the Contract or with any anniversary of the effective date.

CONTRIBUTION(S): The amount(s) paid or transferred or rolled over to us by the Contract Owner on behalf of Participants pursuant to the terms of the Contracts.

DATE OF COVERAGE: The date on which we receive the application on behalf of a Participant.

EMPLOYER: An employer maintaining a Tax Sheltered Annuity plan, a Deferred Compensation Plan, or an Individual Retirement Annuity plan for its employees.

FIXED ANNUITY: An Annuity providing for guaranteed payments which remain fixed in amount throughout the payment period and which do not vary with the investment experience of a separate account.

GENERAL ACCOUNT: Our General Account that consists of all of our company assets, including any money you have invested in the General Account. The assets in the General Account are available to the creditors of Hartford.

HARTFORD, WE OR US: Hartford Life Insurance Company.

MINIMUM DEATH BENEFIT: The minimum amount payable upon the death of a Participant prior to age 65 and before Annuity payments have started.

PARTICIPANT (ALSO, "YOU"): Any employee of an Employer electing to participate in a Contract.

PARTICIPANT ACCOUNT: An account to which the General Account values and the Separate Account Accumulation Units are allocated on behalf of a Participant under a Contract.

PARTICIPANT'S CONTRACT YEAR: A period of twelve (12) months beginning with the Date of Coverage of a Participant and each successive 12-month period.

PREMIUM TAX: A tax charged by a state or municipality on premiums, purchase payments or Contract values.

RELATED CONTRACT: Another contract or funding vehicle under your plan that may be considered when determining charges or benefits under the Contract described in this prospectus. Your Employer and Hartford agree as to whether another contract or funding vehicle is eligible as a Related Contract.

SURRENDER: Any partial or complete withdrawal of Contract values.

TAX SHELTERED ANNUITY (ALSO "TAX DEFERRED ANNUITY"): An Annuity Contract purchased by an Employer on behalf of its employees that qualifies for special tax treatment under section 403(b) of the Code.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE ANNUITY: An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

                                   FEE TABLES

    THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE CONTRACT OR, IF YOU ARE A PARTICIPANT, WHEN OPENING, HOLDING AND SURRENDERING A PARTICIPANT ACCOUNT UNDER THE CONTRACT.

    IF YOU ARE A CONTRACT OWNER, THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT OR SURRENDER THE CONTRACT. IF YOU ARE A PARTICIPANT, THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU OPEN A PARTICIPANT ACCOUNT OR SURRENDER A PARTICIPANT ACCOUNT UNDER THE CONTRACT. CHARGES FOR STATE PREMIUM TAXES MAY ALSO BE DEDUCTED WHEN YOU CONTRIBUTE TO THE CONTRACT, UPON SURRENDER OR WHEN WE START TO MAKE ANNUITY PAYOUTS.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchases (as a percentage of premium payments)                                     None
Contingent Deferred Sales Charge (as a percentage of amounts surrendered)                                 None

    THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY AND ON A DAILY BASIS DURING THE TIME THAT YOU OWN THE CONTRACT OR HAVE A PARTICIPANT ACCOUNT UNDER THE CONTRACT, NOT INCLUDING FEES AND EXPENSES OF THE UNDERLYING FUNDS.

CONTRACT OWNER PERIODIC EXPENSES

                                            BEFORE THE            AFTER THE
                                              ANNUITY              ANNUITY
                                           COMMENCEMENT         COMMENCEMENT
                                               DATE                 DATE
--------------------------------------------------------------------------------
MAXIMUM SEPARATE ACCOUNT ANNUAL
 EXPENSES (as a percentage of
 average daily Sub-Account value) (1)
 Mortality and Expense Risk and                 0.70%                0.70%
  Administrative Charge
 Total Separate Account Annual                  0.70%                0.70%
  Expenses

------------

(1) The Mortality and Expense Risk and Administrative Charge can be reduced (see "Experience Rating Under the Contract" and Negotiated Charges and Fees.")

    We may eliminate or change the, Mortality and Expense Risk and Administrative Charge. See "Experience Rating Under the Contracts" and "Negotiated Charges and Fees". We may also deduct a charge for Premium Taxes at the time of Surrender.

    THIS TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL FUND OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS THAT YOU MAY PAY ON A DAILY BASIS DURING THE TIME THAT YOU OWN THE CONTRACT OR HAVE A PARTICIPANT ACCOUNT UNDER THE CONTRACT. MORE DETAIL CONCERNING EACH UNDERLYING FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                                                                   MINIMUM            MAXIMUM
--------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                                 0.34%              1.49%
(these are expenses that are deducted from Fund assets,
including management fees, Rule 12b-1 distribution
and/or service fees, and other expenses)

    THE NEXT TABLE SHOWS THE TOTAL ANNUAL FUND OPERATING EXPENSES FOR EACH UNDERLYING FUND AS OF ITS YEAR END. ACTUAL FEES AND EXPENSES FOR THE UNDERLYING FUNDS VARY DAILY. AS A RESULT, THE FEES AND EXPENSES FOR ANY GIVEN DAY MAY BE GREATER OR LESS THAN THE TOTAL ANNUAL FUND OPERATING EXPENSES LISTED BELOW. MORE DETAIL CONCERNING EACH UNDERLYING FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND. THE INFORMATION PRESENTED, INCLUDING ANY EXPENSE REIMBURSEMENT ARRANGEMENTS, IS BASED ON PUBLICLY-AVAILABLE INFORMATION AND IS QUALIFIED IN ITS ENTIRETY BY THE THEN CURRENT PROSPECTUS FOR EACH UNDERLYING FUND. THESE EXPENSES MAY VARY FROM YEAR TO YEAR.

                         ANNUAL FUND OPERATING EXPENSES
                           AS OF THE FUND'S YEAR END

                        (As a percentage of net assets)

                                       DISTRIBUTION
                                          AND/OR                               ACQUIRED             TOTAL
                                          SERVICE                                FUND              ANNUAL
                     MANAGEMENT           (12B-1)             OTHER            FEES AND           OPERATING
UNDERLYING FUND:         FEE               FEES             EXPENSES           EXPENSES           EXPENSES
---------------------------------------------------------------------------------------------------------------
AIM VARIABLE
 INSURANCE FUNDS
AIM V.I.                 0.75%                N/A              0.37%              0.01%              1.13%
 Financial
 Services Fund
 -- Series I
AIM V.I. Leisure         0.75%                N/A              0.51%              0.01%              1.27%
 Fund --
 Class I
AIM V.I. Small           0.75%                N/A              0.53%              0.01%              1.29%
 Cap Equity Fund
 -- Series I
AIM V.I.                 0.75%                N/A              0.37%                N/A              1.12%
 Technology Fund
 --Series I
AMERICAN CENTURY
 VARIABLE
 PORTFOLIOS,
 INC.
American Century         0.90%                N/A                N/A                N/A              0.90%
 Investments VP
 Balanced Fund
American Century         0.70%                N/A                N/A                N/A              0.70%
 Investments VP
 Income & Growth
 Fund
American Century         1.23%                N/A                N/A                N/A              1.23%
 Investments VP
 International
 Fund
American Century         1.00%                N/A                N/A                N/A              1.00%
 Investments VP
 Ultra Fund
American Century         0.93%                N/A                N/A                N/A              0.93%
 Investments VP
 Value Fund
CALVERT VARIABLE
 SERIES, INC.
Calvert Social           0.70%                N/A              0.21%                N/A              0.91%
 Balanced
 Portfolio
DREYFUS VARIABLE
 INVESTMENT FUND
Dreyfus VIF              0.75%                N/A              0.07%                N/A              0.82%
 Appreciation
 Portfolio --
 Initial Class
Dreyfus VIF              0.75%                N/A              0.09%                N/A              0.84%
 Growth and
 Income
 Portfolio --
 Initial Class
Dreyfus VIF              0.65%                N/A              0.10%              0.01%              0.76%
 Quality Bond
 Portfolio --
 Initial Class
The Dreyfus              0.75%                N/A              0.08%                N/A              0.83%
 Socially
 Responsible
 Growth Fund,
 Inc -- Initial
 Shares


                      CONTRACTUAL       NET TOTAL
                      FEE WAIVER          ANNUAL
                    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:     REIMBURSEMENT       EXPENSES
----------------
AIM VARIABLE
 INSURANCE FUNDS
AIM V.I.                    N/A        1.13%(1)
 Financial
 Services Fund
 -- Series I
AIM V.I. Leisure          0.25%        1.02%(3)
 Fund --
 Class I
AIM V.I. Small            0.13%        1.16%(2)
 Cap Equity Fund
 -- Series I
AIM V.I.                    N/A        1.12%(3)
 Technology Fund
 --Series I
AMERICAN CENTURY
 VARIABLE
 PORTFOLIOS,
 INC.
American Century            N/A        0.90%(4)
 Investments VP
 Balanced Fund
American Century            N/A        0.70%(5)
 Investments VP
 Income & Growth
 Fund
American Century            N/A        1.23%(5)
 Investments VP
 International
 Fund
American Century            N/A        1.00%(5)
 Investments VP
 Ultra Fund
American Century            N/A        0.93%(5)
 Investments VP
 Value Fund
CALVERT VARIABLE
 SERIES, INC.
Calvert Social              N/A        0.91%(6)
 Balanced
 Portfolio
DREYFUS VARIABLE
 INVESTMENT FUND
Dreyfus VIF                 N/A        0.82%
 Appreciation
 Portfolio --
 Initial Class
Dreyfus VIF                 N/A        0.84%(7)
 Growth and
 Income
 Portfolio --
 Initial Class
Dreyfus VIF                 N/A        0.76%
 Quality Bond
 Portfolio --
 Initial Class
The Dreyfus                 N/A        0.83%
 Socially
 Responsible
 Growth Fund,
 Inc -- Initial
 Shares

                                       DISTRIBUTION
                                          AND/OR                               ACQUIRED             TOTAL
                                          SERVICE                                FUND              ANNUAL
                     MANAGEMENT           (12B-1)             OTHER            FEES AND           OPERATING
UNDERLYING FUND:         FEE               FEES             EXPENSES           EXPENSES           EXPENSES
---------------------------------------------------------------------------------------------------------------
DWS SCUDDER
DWS Growth &             0.48%                N/A              0.06%                N/A              0.54%
 Income VIP
 Portfolio --
 Class A
FIDELITY
 VARIABLE
 INSURANCE
 PRODUCTS FUNDS
Fidelity VIP             0.42%                N/A              0.19%                N/A              0.61%
 Balanced
 Portfolio --
 Initial Class
Fidelity VIP             0.47%                N/A              0.13%                N/A              0.60%
 Growth & Income
 Portfolio --
 Initial Class
Fidelity VIP             0.57%                N/A              0.15%                N/A              0.72%
 Growth
 Opportunities
 Portfolio --
 Initial Class
Fidelity VIP             0.72%                N/A              0.16%                N/A              0.88%
 Overseas
 Portfolio --
 Initial Class
Fidelity VIP             0.57%              0.00%              0.16%                N/A              0.73%
 Value
 Strategies
 Portfolio --
 Initial Class
FRANKLIN
 TEMPLETON
 VARIABLE
 INSURANCE
 PRODUCTS TRUST
Franklin                 0.48%              0.00%              0.30%                N/A              0.78%
 Small-Mid Cap
 Growth
 Securities Fund
 --Class 1
HARTFORD SERIES
 FUND, INC.
Hartford                 0.60%                N/A              0.04%                N/A              0.64%
 Advisers HLS
 Fund -- Class
 IA
Hartford Capital         0.63%                N/A              0.04%                N/A              0.67%
 Appreciation
 HLS Fund --
 Class IA
Hartford                 0.64%                N/A              0.03%                N/A              0.67%
 Dividend and
 Growth HLS Fund
 --
 Class IA
Hartford Global          0.83%                N/A              0.05%                N/A              0.88%
 Health HLS Fund
 -- Class IA
Hartford Global          0.85%                N/A              0.11%                N/A              0.96%
 Technology HLS
 Fund -- Class
 IA
Hartford Index           0.30%                N/A              0.04%                N/A              0.34%
 HLS Fund --
 Class IA
Hartford                 0.67%                N/A              0.08%                N/A              0.75%
 International
 Opportunities
 HLS Fund --
 Class IA
Hartford MidCap          0.66%                N/A              0.02%                N/A              0.68%
 HLS Fund - -
 Class IA
Hartford Money           0.45%                N/A              0.03%                N/A              0.48%
 Market HLS Fund
 -- Class IA


                      CONTRACTUAL       NET TOTAL
                      FEE WAIVER          ANNUAL
                    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:     REIMBURSEMENT       EXPENSES
----------------
DWS SCUDDER
DWS Growth &              0.01%        0.53%(8)
 Income VIP
 Portfolio --
 Class A
FIDELITY
 VARIABLE
 INSURANCE
 PRODUCTS FUNDS
Fidelity VIP                N/A        0.61%(10)
 Balanced
 Portfolio --
 Initial Class
Fidelity VIP                N/A        0.60%(9)
 Growth & Income
 Portfolio --
 Initial Class
Fidelity VIP                N/A        0.72%(10)
 Growth
 Opportunities
 Portfolio --
 Initial Class
Fidelity VIP                N/A        0.88%(9)
 Overseas
 Portfolio --
 Initial Class
Fidelity VIP                N/A        0.73%(10)
 Value
 Strategies
 Portfolio --
 Initial Class
FRANKLIN
 TEMPLETON
 VARIABLE
 INSURANCE
 PRODUCTS TRUST
Franklin                  0.01%        0.78%(11)
 Small-Mid Cap
 Growth
 Securities Fund
 --Class 1
HARTFORD SERIES
 FUND, INC.
Hartford                    N/A        0.64%
 Advisers HLS
 Fund -- Class
 IA
Hartford Capital            N/A        0.67%
 Appreciation
 HLS Fund --
 Class IA
Hartford                    N/A        0.67%
 Dividend and
 Growth HLS Fund
 --
 Class IA
Hartford Global             N/A        0.88%
 Health HLS Fund
 -- Class IA
Hartford Global             N/A        0.96%
 Technology HLS
 Fund -- Class
 IA
Hartford Index              N/A        0.34%
 HLS Fund --
 Class IA
Hartford                    N/A        0.75%
 International
 Opportunities
 HLS Fund --
 Class IA
Hartford MidCap             N/A        0.68%
 HLS Fund - -
 Class IA
Hartford Money              N/A        0.48%(12)
 Market HLS Fund
 -- Class IA

                                       DISTRIBUTION
                                          AND/OR                               ACQUIRED             TOTAL
                                          SERVICE                                FUND              ANNUAL
                     MANAGEMENT           (12B-1)             OTHER            FEES AND           OPERATING
UNDERLYING FUND:         FEE               FEES             EXPENSES           EXPENSES           EXPENSES
---------------------------------------------------------------------------------------------------------------
Hartford                 0.45%                N/A              0.04%                N/A              0.49%
 Mortgage
 Securities HLS
 Fund --
 Class IA
Hartford Small           0.68%                N/A              0.04%                N/A              0.72%
 Company HLS
 Fund -- Class
 IA
Hartford Stock           0.46%                N/A              0.03%                N/A              0.49%
 HLS Fund --
 Class IA
Hartford Total           0.46%                N/A              0.04%                N/A              0.50%
 Return Bond HLS
 Fund -- Class
 IA
JANUS ASPEN
 SERIES
Janus Aspen              0.55%                N/A              0.03%                N/A              0.58%
 Balanced
 Portfolio --
 Institutional
 Shares
Janus Aspen              0.64%                N/A              0.06%                N/A              0.70%
 Forty Portfolio
 --
 Institutional
 Shares
Janus Aspen              0.64%                N/A              0.07%                N/A              0.71%
 International
 Growth
 Portfolio --
 Institutional
 Shares
Janus Aspen Mid          0.64%                N/A              0.06%                N/A              0.70%
 Cap Growth
 Portfolio --
 Institutional
 Shares
Janus Aspen              0.60%                N/A              0.04%                N/A              0.64%
 Worldwide
 Growth
 Portfolio --
 Institutional
 Shares (13)
MFS(R) VARIABLE
 INSURANCE TRUST
MFS(R) Core              0.75%                N/A              0.17%                N/A              0.92%
 Equity Series
 --Initial Class
MFS(R) High              0.75%                N/A              0.16%                N/A              0.91%
 Income Series -
 - Initial Class
MFS(R) Investors         0.75%                N/A              0.12%                N/A              0.87%
 Growth Stock
 Series --
 Initial Class
MFS(R) Utilities         0.75%                N/A              0.11%                N/A              0.86%
 Series --
 Initial Class
PUTNAM VARIABLE
 TRUST
Putnam VT Global         0.78%              0.25%              0.17%                N/A              1.20%
 Equity Fund --
 Class IB
Putnam VT High           0.68%              0.25%              0.13%              0.01%              1.07%
 Yield Fund --
 Class IB
Putnam VT                1.00%              0.25%              0.24%                N/A              1.49%
 International
 New
 Opportunities
 Fund --Class IB
 *
Putnam VT Small          0.76%              0.25%              0.09%                N/A              1.10%
 Cap Value Fund
 -- Class IB *


                      CONTRACTUAL       NET TOTAL
                      FEE WAIVER          ANNUAL
                    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:     REIMBURSEMENT       EXPENSES
----------------
Hartford                    N/A        0.49%
 Mortgage
 Securities HLS
 Fund --
 Class IA
Hartford Small              N/A        0.72%
 Company HLS
 Fund -- Class
 IA
Hartford Stock              N/A        0.49%
 HLS Fund --
 Class IA
Hartford Total              N/A        0.50%
 Return Bond HLS
 Fund -- Class
 IA
JANUS ASPEN
 SERIES
Janus Aspen                 N/A        0.58%
 Balanced
 Portfolio --
 Institutional
 Shares
Janus Aspen                 N/A        0.70%
 Forty Portfolio
 --
 Institutional
 Shares
Janus Aspen                 N/A        0.71%
 International
 Growth
 Portfolio --
 Institutional
 Shares
Janus Aspen Mid             N/A        0.70%
 Cap Growth
 Portfolio --
 Institutional
 Shares
Janus Aspen                 N/A        0.64%
 Worldwide
 Growth
 Portfolio --
 Institutional
 Shares (13)
MFS(R) VARIABLE
 INSURANCE TRUST
MFS(R) Core               0.02%        0.90%(14)
 Equity Series
 --Initial Class
MFS(R) High               0.03%        0.88%(15)
 Income Series -
 - Initial Class
MFS(R) Investors            N/A        0.87%(16)
 Growth Stock
 Series --
 Initial Class
MFS(R) Utilities            N/A        0.86%(17)
 Series --
 Initial Class
PUTNAM VARIABLE
 TRUST
Putnam VT Global            N/A        1.20%
 Equity Fund --
 Class IB
Putnam VT High              N/A        1.07%
 Yield Fund --
 Class IB
Putnam VT                   N/A        1.49%
 International
 New
 Opportunities
 Fund --Class IB
 *
Putnam VT Small             N/A        1.10%
 Cap Value Fund
 -- Class IB *

                                       DISTRIBUTION
                                          AND/OR                               ACQUIRED             TOTAL
                                          SERVICE                                FUND              ANNUAL
                     MANAGEMENT           (12B-1)             OTHER            FEES AND           OPERATING
UNDERLYING FUND:         FEE               FEES             EXPENSES           EXPENSES           EXPENSES
---------------------------------------------------------------------------------------------------------------
Putnam VT Vista          0.65%              0.25%              0.15%                N/A              1.05%
 Fund --Class IB
 *


                      CONTRACTUAL       NET TOTAL
                      FEE WAIVER          ANNUAL
                    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:     REIMBURSEMENT       EXPENSES
----------------
Putnam VT Vista             N/A        1.05%
 Fund --Class IB
 *

* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

NOTES

(1) Acquired Fund Fees and Expenses are not fees or expenses incurred by the Fund directly but are expenses of the investment companies in which the Fund invests. You incur these fees and expenses indirectly through the valuation of the Fund's investment in those investment companies. As a result, the Net Annual Fund Operating Expense listed above may exceed the limit on Total Annual Fund Operating Expenses, if any. The impact of the acquired fund fees and expenses are included in the total returns of the Fund.

     The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes;
     (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. In addition, the Fund may also benefit from a one time credit to be used to offset future custodian expenses. These credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through at least April 30, 2008.

(2) Acquired Fund Fees and Expenses are not fees or expenses incurred by the Fund directly but are expenses of the investment companies in which the Fund invests. You incur these fees and expenses indirectly through the valuation of the Fund's investment in those investment companies. As a result, the Net Annual Fund Operating Expense listed above may exceed the limit on Total Annual Fund Operating Expenses, if any. The impact of the acquired fund fees and expenses are included in the total returns of the Fund.

     Through April 30, 2008, the Fund's adviser has contractually agreed to waive a portion of its fees to the extent necessary so that the advisory fees payable by the Fund does not exceed a specified maximum annual advisory fee rate, wherein the fee rate includes breakpoints and is based upon net asset levels. The Fund's maximum annual advisory fee rate ranges from 0.745% (for average net assets up to $250 million) to 0.64% (for average net assets over $10 billion).

     As a result of the reorganization which will occur on or about May 1, 2007, the Fund's Total Annual Fund Operating Expenses have been restated to reflect such reorganization. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Operating Expenses (excluding certain items discussed below) of Series I shares to 1.15% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. In addition, the Fund may also benefit from a one time credit to be used to offset future custodian expenses. These credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through at least April 30, 2008.

(3) Acquired Fund Fees and Expenses are not fees or expenses incurred by the Fund directly but are expenses of the investment companies in which the Fund invests. You incur these fees and expenses indirectly through the valuation of the Fund's investment in those investment companies. As a result, the Net Annual Fund Operating

     Expense listed above may exceed the limit on Total Annual Fund Operating Expenses, if any. The impact of the acquired fund fees and expenses are included in the total returns of the Fund.

     The Fund's adviser has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest;
     (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. In addition, the Fund may also benefit from a one time credit to be used to offset future custodian expenses. These credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through at least April 30, 2008.

(4) The Fund pays the advisor a single, unified management fee for arranging all services necessary for the Fund to operate. The fee shown is based on assets during the Fund's most recent fiscal year. The Fund has a stepped fee schedule. As a result, the Fund's unified management fee rate generally decreases as strategy assets increase and increases as strategy assets decrease.

(5) This Fund has a stepped fee schedule. As a result, the Fund's management rate generally decreases as the fund assets increase.

     Other expenses, which include the fees and expenses of the fund's independent directors and their legal counsel, interest, and fees and expenses incurred indirectly by the fund as a result of investment in shares of one or more mutual funds, hedge funds, private equity funds or other pooled investment vehicles, were less than 0.005% for the most recent fiscal year.

(6) "Net Total Annual Operating Expenses" reflect an indirect fee and fees before waivers. Indirect fees result from the Portfolio's offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits earned on the Portfolio's cash deposit with the bank. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be as follows: CVS Calvert Social Balanced - 0.90%

(7) The Dreyfus Corporation has undertaken, until December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 1.00%.

(8) The fund has a contractual cap of 0.02% in place that expires on 4/30/10. Please note the portfolio may operate without the cap at any time without notice. Additionally, elements of the contractual cap that are not currently being fully utilized may be implemented at any time without notice. Please see the Fund's prospectus for details.

(9) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been: VIP Growth & Income Portfolio 0.59%, VIP Overseas Portfolio 0.81%. These offsets may be discontinued at any time.

(10) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been VIP Balanced Portfolio 0.59%, VIP Growth Opportunities Portfolio 0.67%, VIP Value Portfolio 1.09%. These offsets may be discontinued at any time.

(11) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the SEC.

(12) Effective January 1, 2007, HL Advisors voluntarily agreed to waive management fees of 0.05% of average total net assets until December 31, 2007. While such waiver is in effect, using the most recent fiscal year average net assets, the management fee is 0.40% and assuming "Other Expenses" remain as set forth in the table above, the annual operating expenses you may pay if you buy and hold Class IA shares of the Fund are 0.43%.

(13) Worldwide Growth Portfolio pays an investment advisory fee rate that may adjust up or down based upon the Portfolio's performance relative to its benchmark index. This fee rate prior to any performance adjustment is shown in the table. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the management fee rate shown in the table by a variable up to 0.15%, assuming constant assets.

(14) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

     MFS has agreed in writing to bear the funds' expenses, such that "Other Expenses", determined without giving effect to the expense offset arrangements described above, do not exceed 0.15% annually. This written agreement excludes management fees, distribution and service fees, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until at least April 30, 2008.

(15) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

     MFS has agreed in writing to bear the funds' expenses, such that "Other Expenses", determined without giving effect to the expense offset arrangements described above, do not exceed 0.15% annually. This written agreement excludes management fees, distribution and service fees, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until at least April 30, 2008.

     Effective August 1, 2006, MFS has agreed in writing to reduce its management fee to 0.70% on average daily net assets up to $1billion. During the fund's most recent fiscal year, this reduction amounted to 0.02%. This written agreement will remain in effect until modified by the fund's Board of Trustees.

(16) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

(17) The Fund has entered into an expense offset arrangement that reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Total Annual Operating Expenses" would be lower.

EXAMPLE

    THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THE EXAMPLES REFLECT A DEDUCTION FOR THE MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES AND THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES OF THE UNDERLYING FUNDS. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF ANY APPLICABLE PREMIUM TAXES, INCOME TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

    THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

    THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUMES THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

     EXAMPLE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year                                                                    $282
3 years                                                                   $864
5 years                                                                 $1,472
10 years                                                                $3,112

     (2) If you annuitize at the end of the applicable time period:

1 year                                                                    $282
3 years                                                                   $864
5 years                                                                 $1,472
10 years                                                                $3,112

     (3) If you do not Surrender your Contract:

1 year                                                                    $282
3 years                                                                   $864
5 years                                                                 $1,472
10 years                                                                $3,112

CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

    When Contributions are credited to your Sub-Accounts, they are converted in to Accumulation Units by dividing the amount of your Contributions, minus any Premium Taxes, by the Accumulation Unit Value for that day. For more information on how Accumulation Unit Values are calculated see "How do I know what my Participant Account is worth?" Please refer to Appendix I for information regarding Accumulation Unit Values. Accumulation Unit Values may be obtained, free of charge, by calling us at 1-800-528-9009.

                                    SUMMARY

WHAT ARE THE CONTRACTS?

    The Contracts are group variable annuity contracts. They are issued in connection with certain Employer programs allowing employee participation and special tax treatment under the Code.

WHAT IS THE ACCUMULATION PERIOD?

    During the Accumulation Period, under the Contracts, the Employer makes Contributions to the Contracts that are used to purchase variable Separate Account interests. Contributions allocated to purchase variable interests may, after the deductions described in this prospectus, be invested in selected Sub-Accounts of a Separate Account.

    During the Accumulation Period, Participants may allocate monies held in a Separate Account among the available Sub-Accounts of the Separate Account. There may be restrictions under certain circumstances.

WHAT TYPE OF SALES CHARGE WILL I PAY?

    You don't pay a sales charge at the time Contributions are made to the Contract and we don't charge you a Contingent Deferred Sales Charge when you partially or fully Surrender the Contract.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?

    MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGE: Because we assume certain risks under the Contract, and we provide certain administrative services, we deduct a daily charge against all Contract values held in the Separate Account during the life of the Contract. This is the charge for mortality and expense risk and administrative undertakings. We deduct this charge at an annual rate from the average daily net assets of the Separate Account. The Mortality and Expense Risk and Administrative Charge can be reduced (See "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

- Before the Annuity Commencement Date, the rate of the Mortality and Expense Risk and Administrative Charge is 0.70%

- After the Annuity Commencement Date, the rate of the Mortality and Expense Risk and Administrative Charge is 0.70%.

IS THERE A DEDUCTION FOR PREMIUM TAXES?

    We deduct during the Accumulation Period and at the time of annuitization, as appropriate, for the payment of any Premium Taxes levied against the Contract by a state or other governmental entity. The range is generally up to 3.50%.

IS THERE A DEATH BENEFIT?

    We will pay a Minimum Death Benefit if a Participant dies before the earlier of the Participant's 65th birthday or the Annuity Commencement Date.

PARTICIPANT ACCOUNT LOANS

    You can request a loan from your Participant Account under certain plans. To obtain a loan, you enter into a loan agreement with Hartford that describes all the terms, conditions, fees or charges of your loan. Your Employer's plan may further restrict the amount of your Participant Account available for a loan. Participant Account loans may not be available in all states or in all Contracts, or may be subject to other restrictions.

WHAT IS THE ANNUITY PERIOD?

    At the end of the Accumulation Period, you can allocate Contract values held less Premium Taxes, if applicable, with respect to your Participant Account to establish Annuitants' Accounts to provide Fixed and/or Variable Annuities under the Contract.

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

    When you purchase an Annuity, you may choose one of the following Annuity payout options, or receive a lump sum payment:

    LIFE ANNUITY where we make monthly Annuity payments for as long as the Annuitant lives.

- Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.

    LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN where we make monthly payments for the life of the Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then any remaining guaranteed monthly payments will be paid to the Beneficiary unless other provisions have been made and approved by us.

    UNIT REFUND LIFE ANNUITY where we make monthly payments during the life of the Annuitant and when the Annuitant dies, we pay any remaining value to the Beneficiary. See Annuity payout Option 3 for a discussion of how the remaining value is determined.

    JOINT AND LAST SURVIVOR ANNUITY where we make monthly payments during the joint lifetime of the Annuitant and a designated individual (called the joint Annuitant) and then throughout the remaining lifetime of the survivor.

- When the Annuity is purchased, the Annuitant elects what percentage (50%, 66 2/3%, or 100%) of the monthly Annuity payout will continue to be paid to the survivor.

- It is possible for an Annuitant and joint Annuitant to receive only one payment in the event of the common or simultaneous death of the Annuitant and joint Annuitant prior to the due date for the second payment.

    PAYMENTS FOR A DESIGNATED PERIOD where we agree to make monthly payments for the number of years selected. Under the Contracts, the minimum number of years is five. In the event of the Annuitant's death prior to the end of the designated period, the present value of any then remaining payments will be paid in one sum to the Beneficiary unless other provisions have been made and approved by us.

- This option does not involve life contingencies and does not provide any mortality guarantee.

    Surrenders by the Annuitant are subject to the limitations set forth in the contract.

    UNDER ANY OF THE ANNUITY PAYOUT OPTIONS ABOVE, EXCEPT THE PAYMENTS FOR A DESIGNATED PERIOD OPTION (ON A VARIABLE BASIS), NO SURRENDERS ARE PERMITTED BY THE ANNUITANT AFTER ANNUITY PAYOUTS COMMENCE.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

    When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. Total return figures reflect a deduction for all total fund operating expenses and the highest charge for mortality and expense risk and administrative undertakings, if applicable.

    A Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return figures reflect a deduction for total fund operating expenses and the actual charge for mortality, and expense risk and administrative undertakings. This means the non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account. These non-standardized returns must be accompanied by standardized total returns.

    If applicable, a Sub-Account may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: the net investment income per unit earned during a recent 30 day period is divided by the unit value on the last day of the period. This figure reflects the recurring charges on the Separate Account level including the charge for mortality, expense risk and administrative undertakings.

    A money market Sub-Account may advertise YIELD AND EFFECTIVE YIELD. The yield of the Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Separate Account level.

    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                        HARTFORD LIFE INSURANCE COMPANY

    Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in every state as well as the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 1583, Hartford, CT 06144-1583. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                              THE SEPARATE ACCOUNT

    We set aside and invest assets of the Contract in the Separate Account. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. The Separate Account holds only assets for variable annuity contracts. The Separate Account:

       - Holds assets for the benefit of Participants and Contract Owners, and the persons entitled to the payments described in the Contract.

       - Is not subject to the liabilities arising out of any other business Hartford may conduct. However, all obligations under the Contract are general corporate obligations of Hartford.

       - Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.

       - May be subject to liabilities from a Sub-Account of the Separate Account that holds assets of other contracts offered by the Separate Account which are not described in this prospectus.

       - Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

    WE DO NOT GUARANTEE THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THERE IS NO ASSURANCE THAT THE VALUE OF YOUR PARTICIPANT ACCOUNT WILL EQUAL THE TOTAL OF THE CONTRIBUTIONS MADE TO YOUR PARTICIPANT ACCOUNT.

    In a low interest rate environment, yields for Money Market Sub-Accounts, after deduction of the Mortality and Expense Risk Charge and Administrative Expense Charge, may be negative even though the underlying Fund's yield, before deducting for such charges, is positive. If you, or participants, allocate a portion of the value of a Contract to a Money Market Sub-Account, that portion of the value of the Contract may decrease in value.

    Separate Account Eleven was established on December 1, 2000.

                                   THE FUNDS

    The Separate Account is divided into "Sub-Accounts." Each Sub-Account invests in an underlying Fund. You choose the Funds that fit your investment goals and risk tolerance. Each Fund has its own investment objective, so each Fund is subject to different risks and expenses. For more complete information about each Fund, including risks and expenses, call us at 1-800-528-9009 to obtain each Fund's prospectus. Before investing, you should carefully read each Fund's prospectus along with this prospectus.

    We do not guarantee the investment results of any of the underlying Funds. THE FUNDS MAY NOT BE AVAILABLE IN ALL STATES OR IN ALL CONTRACTS.

The investment goals of each of the funds are shown below:

                                                                 INVESTMENT                              INVESTMENT
SUB-ACCOUNT                                                  OBJECTIVE SUMMARY                      ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (1)
 AIM V.I. Financial Services Fund -- Series I      Capital growth                          A I M Advisors, Inc.
 AIM V.I. Leisure Fund -- Class I                  Capital growth                          A I M Advisors, Inc.
 AIM V.I. Small Cap Equity Fund -- Series I        Long-term growth of capital             A I M Advisors, Inc.
 AIM V.I. Technology Fund -- Series I              Capital growth                          A I M Advisors, Inc.

                                                                 INVESTMENT                              INVESTMENT
SUB-ACCOUNT                                                  OBJECTIVE SUMMARY                      ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
 American Century Investments VP Balanced Fund     Long-term capital growth and current    American Century Investment
                                                   income                                  Management, Inc.
 American Century Investments VP Income & Growth   Seeks capital growth by investing in    American Century Investment
  Fund                                             common stocks. Income is a secondary    Management, Inc.
                                                   objective.
 American Century Investments VP International     Seeks capital growth by investing       American Century Global Investment
  Fund                                             primarily in securities of foreign      Management, Inc.
                                                   companies that management believes to
                                                   have potential for appreciation.
 American Century Investments VP Ultra Fund        Seeks long-term capital growth by       American Century Investment
                                                   investing in common stocks considered   Management, Inc.
                                                   by management to have better-than-
                                                   average prospects for appreciation.
 American Century Investments VP Value Fund        Seeks long-term capital growth with     American Century Investment
                                                   income as a secondary objective.        Management, Inc.
                                                   Invests primarily in equity securities
                                                   of well-established companies that
                                                   management believes to be under-valued
                                                   at the time of purchase.
CALVERT VARIABLE SERIES, INC.
 Calvert Social Balanced Portfolio                 Seeks a achieve a competitive total     Calvert Asset Management Company, Inc.
                                                   return through an actively managed      New Amsterdam, LLC and State Street
                                                   portfolio of stocks, bonds and money    Global Advisers Management, Inc.
                                                   market instruments which offer income
                                                   and capital growth opportunity and
                                                   which satisfy the investment and
                                                   social criteria
DREYFUS VARIABLE INVESTMENT FUND
 Dreyfus VIF Appreciation Portfolio -- Initial     Long-term capital growth                The Dreyfus Corporation
  Class
 Dreyfus VIF Growth and Income Portfolio --        Long-term capital growth, current       The Dreyfus Corporation
  Initial Class                                    income and growth of income
 Dreyfus VIF Quality Bond Portfolio -- Initial     Maximum total return, consisting of     The Dreyfus Corporation
  Class                                            capital appreciation and current
                                                   income
 The Dreyfus Socially Responsible Growth Fund,     Investing in large-cap stocks that      The Dreyfus Corporation
  Inc. -- Initial Class                            meet certain financial as well as
                                                   social criteria
DWS SCUDDER
 DWS Growth & Income VIP Portfolio -- Class A      Long-term growth of capital, current    Deutsche Asset Management, Inc.
                                                   income and growth of income.
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
 Fidelity VIP Balanced Portfolio -- Initial Class  Income and capital growth               Fidelity Management & Research Company
 Fidelity VIP Growth & Income Portfolio --         High total return                       Fidelity Management & Research Company
  Initial Class

                                                                 INVESTMENT                              INVESTMENT
SUB-ACCOUNT                                                  OBJECTIVE SUMMARY                      ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Growth Opportunities Portfolio --    Capital growth                          Fidelity Management & Research Company
  Initial Class
 Fidelity VIP Overseas Portfolio -- Initial Class  Long-term growth of capital             Fidelity Management & Research Company
 Fidelity VIP Value Strategies Portfolio --        Capital appreciation                    Fidelity Management & Research Company
  Service Class 2
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
 TRUST
 Franklin Small-Mid Cap Growth Securities Fund --  Long-term capital growth                Franklin Advisers, Inc.
  Class 2 (2)
HARTFORD SERIES FUND, INC.
 Hartford Advisers HLS Fund -- Class IA            Maximum long-term total return          HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford Capital Appreciation HLS Fund -- Class   Growth of capital                       HL Investment Advisors, LLC
  IA +                                                                                     Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford Dividend and Growth HLS Fund -- Class    High level of current income            HL Investment Advisors, LLC
  IA                                               consistent with growth of capital       Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford Global Health HLS Fund -- Class IA +     Long-term capital appreciation          HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford Global Technology HLS Fund -- Class IA   Long-term capital appreciation          HL Investment Advisors, LLC
  +                                                                                        Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford Index HLS Fund -- Class IA               Seeks to provide investment results     HL Investment Advisors, LLC
                                                   which approximate the price and yield   Sub-advised by Hartford Investment
                                                   performance of publicly traded common   Management Company
                                                   stocks in the aggregate
 Hartford International Opportunities HLS Fund --  Long-term growth of capital             HL Investment Advisors, LLC
  Class IA                                                                                 Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford MidCap HLS Fund --                       Long-term growth of capital             HL Investment Advisors, LLC
  Class IA +                                                                               Sub-advised by Wellington Management
                                                                                           Company, LLP
 Hartford Money Market HLS Fund -- Class IA        Maximum current income consistent with  HL Investment Advisors, LLC
                                                   liquidity and preservation of capital   Sub-advised by Hartford Investment
                                                                                           Management Company
 Hartford Mortgage Securities HLS Fund -- Class    Maximum current income consistent with  HL Investment Advisors, LLC
  IA                                               safety of principal and maintenance of  Sub-advised by Hartford Investment
                                                   liquidity by investing primarily in     Management Company
                                                   mortgage related securities
 Hartford Small Company HLS Fund -- Class IA       Growth of capital                       HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP and Hartford Investment
                                                                                           Management Company
 Hartford Stock HLS Fund -- Class IA               Long-term growth of capital             HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP

                                                                 INVESTMENT                              INVESTMENT
SUB-ACCOUNT                                                  OBJECTIVE SUMMARY                      ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 Hartford Total Return Bond HLS Fund -- Class IA   Competitive total return, with income   HL Investment Advisors, LLC
                                                   as a secondary objective                Sub-advised by Hartford Investment
                                                                                           Management Company
JANUS ASPEN SERIES
 Janus Aspen Balanced Portfolio -- Institutional   Long-term capital growth, consistent    Janus Capital Management, LLC
  Shares                                           with preservation of capital and
                                                   balanced by current income
 Janus Aspen Forty Portfolio -- Institutional      Long-term growth of capital             Janus Capital Management, LLC
  Shares
 Janus Aspen International Growth Portfolio --     Long-term growth of capital             Janus Capital Management, LLC
  Institutional Shares
 Janus Aspen Mid Cap Growth Portfolio --           Long-term growth of capital             Janus Capital Management, LLC
  Institutional Shares
 Janus Aspen Worldwide Growth Portfolio --         Long-term growth of capital in a        Janus Capital Management, LLC
  Institutional Shares                             manner consistent with the
                                                   preservation of capital
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Core Equity Series -- Initial Class (3)    Capital appreciation                    MFS Investment Management(R)
 MFS(R) High Income Series -- Initial Class        Total return with an emphasis on high   MFS Investment Management(R)
                                                   current income, but also considering
                                                   capital appreciation
 MFS(R) Investors Growth Stock Series -- Initial   Capital appreciation                    MFS Investment Management(R)
  Class
 MFS(R) Utilities Series -- Initial Class          Total return                            Massachusetts Financial Services
                                                                                           Company
PUTNAM VARIABLE TRUST
 Putnam VT Global Equity Fund -- Class IA          Capital appreciation                    Putnam Investment Management, LLC
                                                                                           Sub-advised by Putnam Investments
                                                                                           Limited
 Putnam VT High Yield Fund -- Class IA             High current income. Capital growth is  Putnam Investment Management, LLC
                                                   a secondary goal when consistent with   Sub-advised by Putnam Investments
                                                   achieving high current income           Limited
 Putnam VT International New Opportunities Fund    Long-term capital appreciation          Putnam Investment Management, LLC
  -- Class IB
 Putnam VT Small Cap Value Fund -- Class IB        Capital appreciation                    Putnam Investment Management, LLC
 Putnam VT Vista Fund -- Class IB                  Capital appreciation                    Putnam Investment Management, LLC

+ Closed to new and subsequent Premium Payments and transfers of Contract Value.

NOTES

(1)  Formerly AIM Variable Insurance Funds, Inc.

(2)  Formerly Franklin Small Cap Fund

(3)  Formerly MFS(R) Capital Opportunities Series -- Initial Class

MIXED AND SHARED FUNDING: Shares of the Funds that are dedicated to insurance company separate accounts are sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectus.

    VOTING RIGHTS: We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

       - Notify the Contract Owner of any Fund shareholders' meeting if the shares held for the Contract may be voted;

       - Send proxy materials and a form of instructions to the Contract Owner that may be used to tell us how to vote the Fund shares held for the Contract;

       - Arrange for the handling and tallying of proxies received from Contract Owners;

       - Vote all Fund shares attributable to a Contract according to instructions received from the Contract Owner; and

       - Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. Contract Owners may attend any shareholder meeting at which shares held for their Contract may be voted.

    During the Annuity Period under a Contract, the number of votes will decrease as the assets held to fund the Annuity benefits will decrease.

    SUBSTITUTION, ADDITION OR DELETION OF FUNDS, SEPARATE ACCOUNTS AND/OR SUB-ACCOUNTS: We reserve the right, subject to any applicable law, to substitute the shares of any other registered investment company for the shares of any Fund held by the Separate Account. Substitution may occur if shares of the Fund(s) become unavailable or due to changes in applicable law or interpretations of law or as we deem appropriate. Current law requires notification to you of any such substitution and approval of the Securities and Exchange Commission. We also reserve the right, subject to any applicable law, to offer additional Sub-Accounts with differing investment objectives, and to make existing Sub-Account options unavailable under the Contracts in the future.

    We may offer additional separate account options from time to time under these Contracts. Such new options will be subject to the then in effect charges, fees, and or transfer restrictions for the Contracts for such additional separate accounts.

    FEES AND PAYMENTS RECEIVED BY HARTFORD FROM THE FUND FAMILIES: We want you to know that Hartford receives substantial fees and payments with respect to the underlying funds that are offered as Sub-Accounts to your Plan through the Contract. We consider these fees and payments, among a number of other factors, when deciding to include a fund to the menu of Funds that we offer through the Contract. These fees and payments are received by Hartford under agreements between Hartford and the principal underwriters, transfer agents, investment advisers and/or other entities related to the Funds in amounts up to 0.75% of assets invested in a Fund. These fees and payments may include asset based sales compensation and service fees under distribution and/or servicing plans adopted by funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. They may also include administrative service fees and additional payments, expense reimbursements and compensation sometimes referred to as "revenue sharing" payments. Hartford receives these fees and payments for its own account and expects to make a profit on the amount of the fees and payments that exceed Hartford's own expenses, including our expenses of paying compensation to broker-dealers, financial institutions and other persons for selling the Contracts.

    We also want you to understand that not all fund families pay the same amount of fees and compensation to us and not all funds pay according to the same formula. Because of this, the amount of the fees and payments received by

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Hartford varies by fund and Hartford may receive greater or less fees and payments depending on which variable investment options your Plan selects.

    For Example:

         As one of its selected investment options in its Group Variable Annuity Contract, the Any Company Retirement Plan maintains an average balance of $100,000 in an investment option investing in shares of a hypothetical mutual fund during the year. If the fund's principal underwriter pays Hartford a Rule 12b-1 fee at a rate of 0.50% of assets annually, and the fund's transfer agent pays Hartford an administrative service fee at a rate of 0.25% of assets annually, Hartford would receive $500 in 12b-1 fees and $250 in administrative service fees, for a total of $750 for that year due to the Plan's investment in the fund.

         If the Plan maintained an average balance of $100,000 in an investment option investing in a different fund during the year where that fund's principal underwriter pays Hartford a Rule 12b-1 fee at a rate of 0.25% of assets annually, and the fund's transfer agent pays Hartford an administrative services fee at a rate of $12 per Plan Participant Account invested in the investment option investing in the fund, and there are 20 participants with an account balance invested in that investment option, Hartford would receive $250 in 12b-1 fees and $240 in administrative service fees, for a total of $490 for that year due to the Plan's investment in the fund.

    You should also know that the principal underwriters of certain funds have chosen to offer for sale, and Hartford has selected, fund share classes with asset based sales charges and/or service fees that may or may not be higher than other available share classes of the same fund. As a result of any higher asset based fees and charges paid by investors in such share classes, the amount of fees and payments that might otherwise need to be paid by such fund principal underwriters or their affiliates to Hartford would decrease.

    Some of the Sub-Accounts available in the Contract invest in Funds that are part of our own affiliated family of funds. In addition to any fees and payments Hartford may receive with respect to those funds, one or more of our affiliates receives compensation from the funds, including among other things a management fee and 12b-1 fees from the funds.

    For information on which underlying funds pay Hartford such fees and at what level, please visit our website at retire.hartfordlife.com or call 1-800-874-2502, Option 4. Written information will be provided upon request.

ENDORSEMENT FEES PAID BY HARTFORD LIFE: Hartford Life pays fees to the organizations listed below in exchange for an endorsement of our program. As part of the endorsement, Hartford Life is invited to participate in various programs, conferences and meetings offered through these organizations in order to allow us to market our program.

    Hartford Life also pays additional fees in order to sponsor certain programs offered through these organizations including the "Top Cop Awards" program and an annual "Pension and Benefits Seminar" offered to members of these organizations.

    For additional information on the amount of fees and payments made by Hartford, please call 1-800-874-2502, Option 4. Written information will be provided upon request.

ORGANIZATIONS RECEIVING ENDORSEMENT FEE PAYMENTS FROM HARTFORD LIFE

    1. Peace Officers Research Association of California;

    2. The National Association of Police Officers;

    3. Florida Police Benevolent Association, Inc.;

    4. Police Benevolent & Protective Association of Illinois; and

    5. Combined Law Enforcement Association of Texas.

PAYMENTS TO INDUSTRY AND TRADE ORGANIZATIONS: As an active member of the retirement industry, Hartford Life makes payments to various industry and trade organizations. These payments are made in connection with Hartford Life's membership, sponsorship or participation in events of these organizations. Hartford Life makes these payments in order to communicate its position on retirement industry issues and further its position as an industry leader.

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                             GENERAL ACCOUNT OPTION

    IMPORTANT INFORMATION YOU SHOULD KNOW: THE PORTION OF THE CONTRACT RELATING TO THE GENERAL ACCOUNT OPTION IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE GENERAL ACCOUNT OPTION IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NEITHER THE GENERAL ACCOUNT OPTION NOR ANY INTEREST IN THE GENERAL ACCOUNT OPTION IS SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE GENERAL ACCOUNT OPTION.

    The General Account option is part of our General Account that includes our company assets. Contributions and Contract values allocated to the General Account are available to our general creditors.

    DECLARED RATE OF INTEREST: We credit interest on Contributions made to the General Account at a rate we declare for any period of time that we determine. We may change the declared interest rate from time to time at our discretion.

    GUARANTEED RATE OF INTEREST: We guarantee a minimum rate of interest. The declared interest rate will not be less than the minimum guaranteed rate of interest.

    DISTRIBUTIONS AND TRANSFERS: We generally process distributions and transfers from the General Account within a reasonable period of time after we receive a Participant request at our Administrative Office. However, under certain conditions, transfers from the General Account may be limited or deferred. Distributions may be subject to a contingent deferred sales charge and may be deferred.

                                CONTRACT CHARGES

    SALES CHARGES: We do not assess any sales charges. This means you don't pay a sales charge at the time Contributions are made to the Contract and we don't charge you a Contingent Deferred Sales Charge when you partially or fully Surrender the Contract.

    MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGE: For providing administrative services, and for assuming mortality and expense risks under the Contract, we deduct a daily charge at an annual rate against all Contract values in the Separate Account during the life of the Contract.

       - Before the Annuity Commencement Date, the rate of the Mortality and Expense Risk and Administrative Charge is 0.70%.

       - After the Annuity Commencement Date, the rate of the Mortality and Expense Risk and Administrative Charge is 0.70%.

    The mortality and expense risk and administrative charge is deducted daily. It is assessed as a percentage of the net asset value of each Fund when Accumulation Unit or Annuity Unit values are determined each day. We assume two types of mortality risk and an expense risk:

    MORTALITY RISK DURING THE ACCUMULATION PERIOD: During the period your Contributions are accumulating, we are required to cover any difference between the Minimum Death Benefit paid and the Participant Account value. These differences may occur during periods of declining value. The risk that we bear during this period is that actual mortality rates, in aggregate, may exceed expected mortality rates.

    MORTALITY RISK DURING THE ANNUITY PERIOD: Once Annuity payouts have begun, we may be required to make Annuity payouts as long as the Annuitant is living, regardless of how long the Annuitant lives. The risk that we bear during this period is that the actual mortality rates, in aggregate, may be lower than the expected mortality rates.

    EXPENSE RISK: We also bear an expense risk that any fees collected before the Annuity Commencement Date may not be enough to cover the actual cost of selling, distributing and administering the Contract.

    Although variable Annuity payouts will fluctuate with the performance of the underlying Fund selected, your Annuity payouts will NOT be affected by (a) the actual mortality experience of our Annuitants, or (b) our actual expenses if they are greater than the deductions stated in the Contract. Because we cannot be certain how long our Annuitants will live, we charge this percentage fee based on the mortality tables currently in use. This charge enables us to keep our commitments and to pay you as planned.

    We also provide various administrative support services for Plans. These services include recordkeeping, statements of account, internet and automated voice response account access, and participant educational materials.

If the mortality and expense risk and administrative charge under a Contract is insufficient to cover actual costs incurred by us, we will bear the loss. If the mortality and expense risk and administrative charge exceeds these costs, we will keep the excess as profit. We may use these profits, as well as revenue sharing and Rule 12b-1 fees received from certain Funds, for any proper corporate purpose including, among other things, payment of sales expenses, including the fees paid to distributors. We expect to make a profit from the mortality and expense risk and administrative charge.

    We may reduce the mortality and expense risk and administrative charge under the Contracts (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    PREMIUM TAXES: We deduct a charge for Premium Tax, if applicable, imposed by a state or other governmental entity. Certain states and municipalities impose a Premium Tax, generally ranging up to 3.50%. In some cases, Premium Taxes are deducted at the time purchase payments are made; in other cases Premium Tax is assessed at the time of annuitization. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is surrendered, at the time a death benefit is paid, or at the time a Participant annuitizes.

    EXPERIENCE RATING UNDER THE CONTRACTS: We may apply experience credits under a Contract based on investment, administrative, mortality or other factors, including, but not limited to: (1) the total number of Participants, (2) the sum of all Participants' Account values, (3) the allocation of Contract values between the General Account and the Separate Account under the Contract, (4) present or anticipated levels of Contributions, distributions, transfers, administrative expenses or commissions, and (5) whether we are the exclusive annuity contract provider. Experience credits can take the form of a reduction in the deduction for mortality, expense risk and administrative undertakings, an increase in the rate of interest credited under the Contract or any combination of the foregoing. We may apply experience credits either prospectively or retrospectively. We may apply and allocate experience credits in such manner as we deem appropriate. Any such credit will not be unfairly discriminatory against any person, including the affected Contract Owners or Participants. Experience credits have been given in certain cases. Participants in Contracts receiving experience credits will receive notification regarding such credits. Experience credits may be discontinued at our sole discretion in the event of a change in applicable factors. For Contracts issued in New York, we may only apply experience credits prospectively.

    NEGOTIATED CHARGES AND FEES: The charges and fees described in this section vary from Contract to Contract, depending on plan characteristics. The Contract Owner can negotiate charges and fees. This flexibility allows us and the Contract Owner to custom design a charge and fee structure that meets the financial goals of both the Contract Owner and Hartford.

    CHARGES OF THE FUNDS: The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

    PLAN RELATED EXPENSES: The Contract Owner may direct us to deduct amounts from the assets under a Contract to pay certain administrative expenses or other Plan related expenses including, but not limited to, fees to consultants, auditors and other Plan service providers. We will deduct and pay such amounts to the Contract Owner or as directed by the Contract Owner. We may agree to include these amounts as an adjustment to the charge for administrative undertakings for the Separate Account.

                                 THE CONTRACTS

    THE CONTRACTS OFFERED: The Contracts are group variable annuity contracts offered to:

       - Tax deferred annuity programs adopted according to Section 403(b) of the Code by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Code;

       - Deferred compensation plans as defined in Section 457 of the Code sponsored by governmental employers or by certain tax exempt organizations described in Section 501(c)(3) of the Code;

       - Retirement plans qualified under Sections 401(a) or 403(a) of the Code; and

       - Individual Retirement Annuity programs adopted according to Section 408 of the Code.

    ASSIGNMENTS: The Contract and a Participant's interest in a Contract cannot be assigned, transferred or pledged.

    PRICING AND CREDITING OF CONTRIBUTIONS: We credit initial Contributions to a Participant Account within two Valuation Days of our receipt of a properly completed application and the initial Contribution at our Administrative Office.

    If the application or other information accompanying the initial Contribution is incomplete when received, we will hold the money in a non-interest bearing account for up to five Valuation Days while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Contribution and explain why it could not be processed or keep the Contribution if the Participant authorizes us to keep it until the necessary information is provided.

    Subsequent Contributions properly designated for your Participant Account that are received prior to the close of the New York Stock Exchange will be invested on the same Valuation Day. Subsequent Contributions properly designated for your Participant Account that are received on a Non-Valuation Day or after the close of the New York Stock Exchange will be invested on the next Valuation Day.

    MAY I CANCEL MY CERTIFICATE?

    For certificates issued in Massachusetts, New York, North Carolina and Utah in connection with 403(b) Contracts, you have a limited right to return your certificate for cancellation. We urge you to closely examine its provisions. If for any reason you are not satisfied with your certificate, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. We may require additional information before we can cancel your certificate.

    You bear the investment risk from the time the certificate is issued until we receive your complete cancellation request.

    The amount we pay you upon cancellation depends on the requirements of the state where you purchased your certificate.

    MAY I MAKE CHANGES IN THE AMOUNTS OF MY CONTRIBUTION?

    Yes. There is a $30 minimum amount for initial Contributions or subsequent Contributions that may be made on behalf of a Participant Account under a Contract, unless the Employer's plan provides otherwise, in which case the minimum amount shall not be less than $10. If the Plan adopted by the Contract Owner so provides, the Contract permits the allocation of Contributions, in multiples of 1% among the several Sub-Accounts of the Separate Account. The minimum amount that may be allocated to any Sub-Account in a Separate Account shall not be less than $10. Such changes must be requested in the form and manner prescribed by us.

    CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

    During those phases of your Contract when transfers are permissible, you may make transfers between Sub-Accounts according to the following policies and procedures, as they may be amended from time to time.

    WHAT IS A SUB-ACCOUNT TRANSFER?

    A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Participant Account value among the Funds available in your Contract. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

    WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?

    Many Participants request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Participants allocate Contributions to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that Fund we would need to sell to satisfy all Participants' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or Contributions allocated to that Sub-Account and determine how many shares of that Fund we would need to buy to satisfy all Participants' "transfer-in" requests.

    In addition, many of the Funds that are available as investment options in our variable annuity products are also available as investment options in variable life insurance policies, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and participants in these other products engage in similar transfer transactions.

    We take advantage of our size and available technology to combine sales of a particular Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine many of the purchases of that particular Fund for many of the products we offer. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the price you pay for or receive upon the purchase or sale of an investment option. This means that we sometimes reallocate shares of a Fund rather than buy new shares or sell shares of the Fund.

    For example, if we combine all transfer-out (redemption) requests and Surrenders of a stock Fund Sub-Account with all other sales of that Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Participants and the owners of other products offered by us, want to transfer-in (purchase) an amount equal to $300,000 of that same Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

    WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

    FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We limit each Participants to one Sub-Account transfer request each Valuation Day. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer", however, you cannot transfer the same Participant Account value more than once a Valuation Day.

     For Example:

       - If the only transfer you make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer.

    - If, however, on a single day you transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer.

       - Likewise, if on a single day you transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Account however you chose), that day's transfer activity would count as one Sub-Account transfer.

       - Conversely, if you have $10,000 in Participant Account value distribution among 10 different Sub-Accounts and you request to transfer the Participant Account value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.

    - However, you cannot transfer the same Participant Account value more than once in one day. That means if you have $10,000 in a Money Market Fund Sub-Account and you transfer all $10,000 into a Stock Fund Sub-Account, on that same day you could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.

    SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH CALENDAR YEAR (the "Transfer Rule") by U.S. Mail, Voice Response Unit, Internet, telephone, same day mail or courier service. Once you reach the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet or telephone transfer requests will not be honored. We may, but are not obligated to, notify you when you are in jeopardy of approaching these limits. For example, we will send you a letter after your 10th Sub-Account transfer to remind you about the Transfer Rule. After your 20th transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

    We may aggregate a Contract owner's Contracts or a Participant's Participant Accounts for the purposes of enforcing these restrictions.

    The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored asset allocation or Dollar Cost Averaging program. Reallocations made based on a Fund merger or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

    THE CONTRACTS PROVIDE FOR A TRANSFER FEE OF $5 THAT APPLIES TO EACH TRANSFER IN EXCESS OF 12 MADE IN A PARTICIPANT CONTRACT YEAR. WE DO NOT CURRENTLY CHARGE THE $5 TRANSFER FEE.

    WE MAKE NO ASSURANCES THAT THE TRANSFER RULE IS OR WILL BE EFFECTIVE IN DETECTING OR PREVENTING MARKET TIMING.

    THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT TRANSFERS. You should not purchase or become a Participant under this Contract if you want to make frequent Sub-Account transfers for any reason. In particular, don't purchase or become a Participant under this Contract if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of a Fund. Even if you do not engage in market timing, certain restrictions may be imposed on you, as discussed below:

FUND TRADING POLICIES

    You are subject to Fund trading policies, if any. We are obligated to provide, at the Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading policy. In certain instances, we have agreed to serve as a Fund's agent to help monitor compliance with that Fund's trading policy.

    We are obligated to follow each Fund's instructions regarding enforcement of their trading policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning Sub-Account transfers into a Fund or other funds within that fund complex. These penalties will affect a Contract Owner's or Participant's ability to purchase shares of the underlying funds. We are not authorized to grant exceptions to a Fund's trading policy. Please refer to each Fund's prospectus for more information.

     Fund trading policies do not apply or may be limited. For instance:

       - Certain types of financial intermediaries may not be required to provide us with shareholder information.

       - "Excepted funds" such money market funds and any Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of policy. This type of policy may not apply to any financial intermediary that a Fund treats as a single investor.

       - A Fund can decide to exempt categories of Contract Owners whose contracts are subject to inconsistent trading restrictions or none at all.

       - Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, annuity payouts, loans, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Contract; or (iv) as a result of payments such as loan repayments, scheduled contributions, scheduled withdrawals or surrenders, retirement plan contributions.

    POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading activities. For instance,

- Since we net all the purchases and redemptions for a particular Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

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-   Certain forms of variable annuities and types of Funds may be attractive to market timers. We can not provide assurances that we will be capable of addressing possible abuses in a timely manner.

- Our policies apply only to individuals and entities that own or are Participants under this Contract. However, the Funds that make up the Sub-Accounts of this Contract are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have different or less restrictive transfer rules or no transfer restrictions at all.

    HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

    We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by a Fund as a result of increased transaction costs and lost investment opportunities typically associated with maintaining greater cash positions. This can adversely impact Fund performance and, as a result, the performance of your Participant Account. This may also lower the Death Benefit paid to your Beneficiary or lower Annuity Payouts for your payee as well as reduce value of other optional benefits available under your Contract.

    Separate Account investors could be prevented from purchasing Fund shares if we reach an impasse on the execution of a Fund's trading instructions. In other words, a Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and we can not reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading policy.

    In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Contract Owner to provide the information. If the Contract Owner does not provide the information, we may be directed by the Fund to restrict the Contract Owner from further purchases of Fund shares. In those cases, all Participants under a plan funded by the Contract will also be precluded from further purchases of Fund shares.

GENERAL ACCOUNT OPTION TRANSFERS

    You may make transfers out of the General Account Option to the Sub-Accounts, subject to the transfer restrictions discussed below. All transfer allocations must be in whole numbers (e.g., 1%). For Contracts issued or amended on or after May 1, 1992:

       - Transfers of assets presently held in the General Account option, or which were held in the General Account option at any time during the preceding three months, to any account that we determine is a competing account, may be prohibited. We do not currently enforce this prohibition.

       - Similarly, transfers of assets presently held in any account during the preceding three months, that we determine is a competing account, to the General Account option, may be prohibited. We do not currently enforce this prohibition.

    In addition, we may limit the maximum amount transferred or Surrendered from the General Account option under a Participant Account to 1/6 of such portion of the Participant Account held in the General Account option in any one Participant Contract Year.

    We apply these restrictions to all transfers from the General Account Option, including all systematic transfers and Dollar Cost Averaging Programs.

    As a result of these limitations, it may take a longer period of time (i.e., several years) to move Participant Account values in the General Account Option to Sub-Accounts and therefore this may not provide an effective short term defensive strategy.

TELEPHONE AND INTERNET TRANSFERS

    Transfer instructions received by telephone on any Valuation Day before the end of any Valuation Day will be carried out that day. Otherwise, the instructions will be carried out at the end of the next Valuation Day.

    Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the end of any Valuation Day, the instructions will be carried out that Valuation Day. Otherwise, the instructions will be carried out at the end of the next Valuation Day. If you do not receive an electronic acknowledgement, you should contact us as soon as possible.

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    Wope will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

    Telephone or Internet transfer requests may currently only be cancelled by calling us before the end of the Valuation Day you made the transfer request.

    We, our agents or our affiliates are NOT responsible for losses resulting from telephone or electronic requests that we believe are genuine. We will use reasonable procedures to confirm that instructions received by telephone or through our website are genuine, including a requirement that Contract Owners and Participants provide certain identification information, including a personal identification number. We record all telephone transfer instructions. We may suspend, modify, or terminate telephone or electronic transfer privileges at any time.

    DOLLAR COST AVERAGING: If, during the Accumulation Period, the portion of your Contract values held under the General Account option is at least $5,000, or the value of your Accumulation Units held under the Hartford Money Market HLS Sub-Account is at least $5,000, you may choose to have a specified dollar amount transferred from either the General Account option or the Hartford Money Market HLS Sub-Account, whichever meets the applicable minimum value, to other Sub-Accounts of the Separate Account at monthly, semi-monthly, quarterly, semi-annual or annual intervals ("transfer intervals"). This is known as Dollar Cost Averaging. The main objective of a Dollar Cost Averaging program is to minimize the impact of short term price fluctuations. Since the same dollar amount is transferred to other Sub-Accounts at set intervals, more units are purchased in a Sub-Account if the value per unit is low and less units are purchased if the value per unit is high. Therefore, a lower average cost per unit may be achieved over the long term. A Dollar Cost Averaging program allows investors to take advantage of market fluctuations. However, it is important to understand that Dollar Cost Averaging does not assure a profit or protect against a loss in declining markets.

    The minimum amount that may be transferred to any one Sub-Account at a transfer interval is $100. The transfer date will be the monthly, quarterly, semi-annual or annual anniversary, as applicable, of your first transfer under your initial Dollar Cost Averaging election. The first transfer will commence within five (5) business days after we receive your initial election either on an appropriate election form in good order or by telephone subject to the telephone transfer procedures detailed above. The dollar amount will be allocated to the Sub-Accounts that you specify, in the proportions that you specify on the appropriate election form that we provide or over our recorded telephone line. You may specify a maximum of five (5) Sub-Accounts. If, on any transfer date, your General Account value or the value of your Accumulation Units under the Money Market HLS Sub-Account, as applicable, is less than the amount you have elected to have transferred, your Dollar Cost Averaging program will end. You may cancel your Dollar Cost Averaging election by sending us a written notice at our Administrative Office or by calling one of our representatives at 1-800-528-9009 and giving us notice on our recorded telephone line.

    MAY I REQUEST A LOAN FROM MY PARTICIPANT ACCOUNT?

    During the Accumulation Period, a Participant under a Tax Sheltered Annuity plan may request a loan from his or her Participant Account. Loans from a Participant's Account may not be available in all states or may be subject to restrictions.

    You must pay back your loan according to the payment schedule set by the terms of your loan agreement. The loan agreement describes the terms, conditions, any fees or charges of your loan.

    Loans will have a permanent effect on the Participant's Account because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Account. The longer a loan is outstanding, the greater the impact on the Participant's Account is likely to be. Also, if not repaid, the outstanding loan balance will reduce the death benefit otherwise payable to the Beneficiary.

    HOW DO I KNOW WHAT MY PARTICIPANT ACCOUNT IS WORTH?

    Your Participant Account value reflects the sum of the amounts under your Participant Account allocated to the General Account option and the Sub-Accounts.

    There are two things that affect your Sub-Account value: (1) the number of Accumulation Units and (2) the Accumulation Unit value. The Sub-Account value is determined by multiplying the number of Accumulation Units by the Accumulation Unit value. Therefore, on any Valuation Day the portion of your Participant Account allocated to the Sub-Accounts will reflect the investment performance of the Sub-Accounts and will fluctuate with the performance of the underlying Funds.

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

    Contributions made or Contract values allocated to a Sub-Account are converted into Accumulation Units by dividing the amount of the Contribution or allocation, minus any Premium Taxes, by the Accumulation Unit value for that Valuation Day. The more Contributions or Contract values allocated to the Sub-Accounts under your Participant Account, the more Accumulation Units will be reflected under your Participant Account. You decrease the number of Accumulation Units in a Sub-Account under your Participant Account by requesting Surrenders, transferring money out of a Sub-Account, submitting a Death Benefit claim or by electing an annuity payout from your Participant Account.

    To determine the current Accumulation Unit value, we take the prior Valuation Day's Accumulation Unit value and multiply it by the Net Investment Factor for the current Valuation Day. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

    The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account is calculated by dividing (a) by (b) and subtracting (c) where:

        (a) is the net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day, divided by

        (b) is the net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day;

        (c) is the daily factor representing the mortality and expense risk and administration charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period and any other applicable charge.

    We will send you a statement for each calendar quarter, that tells you how many Accumulation Units you have, their value and your total Participant Account value. You can also call 1-800-528-9009 to obtain your Participant Account value or, where available, you may access your account information through our website at retire.hartfordlife.com.

    HOW ARE THE UNDERLYING FUND SHARES VALUED?

    The shares of the Fund are valued at net asset value on a daily basis. A complete description of the valuation method used in valuing Fund shares may be found in the underlying Funds' prospectus.

                                 DEATH BENEFITS

    DETERMINATION OF THE BENEFICIARY: The Beneficiary is the person or persons designated to receive payment of the death benefit upon the death of the Participant. If no designated Beneficiary remains living at the death of the Participant, the Participant's estate is the Beneficiary.

    DEATH BEFORE THE ANNUITY COMMENCEMENT DATE:

       - DEATH PRIOR TO AGE 65: If the Participant dies before the Annuity Commencement Date or the Participant's attainment of age 65 (whichever comes first) the Minimum Death Benefit is payable to the Beneficiary. The Minimum Death Benefit is the greater of (a) the value of your Participant Account determined as of the day we receive Due Proof of Death and our receipt of a completed settlement instruction at our Administrative Offices or (b) 100% of the total Contributions made to your Participant Account, reduced by any prior partial Surrenders or outstanding loan indebtedness. For Contracts purchased in Illinois, the Minimum Death Benefit is the greater of
           (a) the value of your Participant Account determined as of the day we receive Due Proof of Death at our Administrative Offices or (b) 100% of the total Contributions made to your Participant Account, reduced by any prior partial Surrenders or outstanding loan indebtedness. To the extent you have Related Contracts under your plan, we may take into consideration corresponding Participant Account Values, Contributions, Surrenders, or loan indebtedness in calculating the Minimum Death Benefit. The value of a Participant's Account on any Valuation Day before the Annuity Commencement Date will be reduced by any applicable Premium Taxes not already deducted.

       - DEATH ON OR AFTER AGE 65: If the Participant dies before the Annuity Commencement Date but on or after the Participant's 65th birthday, the Beneficiary(ies) will receive the value of your Participant Account (less any applicable Premium Taxes not already deducted) as of the Date we receive Due Proof of Death and our receipt of a completed settlement instruction at our Administrative Offices. For Contracts purchased in Illinois, the Beneficiary(ies) will receive the value of your Participant Account (less any applicable Premium Taxes not already deducted) as of the Date we receive Due Proof of Death at our Administrative Offices.

    CALCULATION OF THE DEATH BENEFIT: Except for Contracts purchased in Illinois, if the Participant dies before the Annuity Commencement Date, the death benefit will be calculated as of the date we receive Due Proof of Death and our receipt of a completed settlement instruction. THE DEATH BENEFIT REMAINS INVESTED IN THE SEPARATE ACCOUNT AND/OR GENERAL ACCOUNT OPTION ACCORDING TO YOUR LAST INSTRUCTIONS UNTIL THE PROCEEDS ARE PAID OR WE RECEIVE NEW SETTLEMENT INSTRUCTIONS FROM THE BENEFICIARY. DURING THE TIME PERIOD BETWEEN OUR RECEIPT OF DUE PROOF OF DEATH AND OUR RECEIPT OF THE COMPLETED SETTLEMENT INSTRUCTIONS, THE CALCULATED DEATH BENEFIT WILL BE SUBJECT TO MARKET FLUCTUATIONS. UPON RECEIPT OF COMPLETE SETTLEMENT INSTRUCTIONS, WE WILL CALCULATE THE PAYABLE AMOUNT.

    If the proceeds are taken in a single sum, payment will normally be made within seven days of our receipt of completed settlement instructions.

    You may apply the death benefit payment to any one of the Annuity payout options (see "Annuity Payout Options") instead of receiving the death benefit payment in a single sum. An election to receive payment of death benefits under an Annuity payout option must be made before a lump sum settlement and within one year after the death by written notice to us at our Administrative Offices. Proceeds due on death may be applied to provide variable payments, fixed payments, or a combination of variable and fixed payments. No election to provide Annuity payouts will become operative unless the initial Annuity payout is at least $20 on either a variable or fixed basis, or $20 on each basis when a combination benefit is elected. The manner in which the Annuity payouts are determined and in which they may vary from month to month are the same as applicable to a Participant's Account after retirement (see "How are Contributions made to establish my Annuity Account?").

    DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE: If the Annuitant dies on or after the Annuity Commencement Date, there may be no payout at death unless the Annuitant has elected an Annuity payout option that permits the Beneficiary to elect to continue Annuity payouts or receive the commuted value.

                             SETTLEMENT PROVISIONS

    After termination of Contributions on behalf of a Participant prior to the selected Annuity Commencement Date for that Participant, you will have the following options:

    1. CONTINUE THE PARTICIPANT'S ACCOUNT UNDER THE CONTRACT. Under this option, when the selected Annuity Commencement Date arrives, payments will begin under the selected Annuity payout option. (See "Annuity payout options"). At any time before the Annuity Commencement Date, a Participant may Surrender his or her Participant Account for a lump sum cash settlement in accordance with 3. below.

    2. TO PROVIDE ANNUITY PAYOUTS IMMEDIATELY. The values in a Participant's Account may be applied, subject to contractual provisions, to provide for Fixed or Variable Annuity payouts, or a combination thereof, commencing immediately, under the selected Annuity payout option under the Contract. (See "Annuity payout options").

    3. TO SURRENDER THE PARTICIPANT'S ACCOUNT IN A SINGLE SUM. The amount received will be the value next computed after we receive a written Surrender request for complete Surrender at our Administrative Office, less any applicable Premium Taxes. Payment will normally be made within seven days after we receive the written request.

    4. TO REQUEST A PARTIAL SURRENDER OF THE PARTICIPANT'S ACCOUNT. Partial Surrenders are taken from the Sub-Account(s) that you specify. If you do not specify the Sub-Account(s), we will take the amount out of all applicable Sub-Account(s) on a pro rata basis.

    5. TO BEGIN MAKING MONTHLY, QUARTERLY, SEMI-ANNUAL OR ANNUAL WITHDRAWALS WHILE ALLOWING YOUR PARTICIPANT ACCOUNT TO REMAIN IN THE ACCUMULATION PERIOD. Your Participant Account remains subject to any fluctuations in the investment results of the Sub-Accounts or any of the underlying investments. You may transfer the values of your Participant Account from one or more Sub-Accounts or the General Account option to any other Sub-Account, the General Account option or to any combination thereof, subject to certain restrictions (See "The Contracts"). For a more complete description of the restrictions and limitations of this Option, See "Systematic Withdrawal Option."

    IMPORTANT TAX INFORMATION: THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(b) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(b) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS A) ATTAINED AGE 59 1/2, B) A SEVERANCE FROM EMPLOYMENT, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS")

    CAN PAYMENT OF THE SURRENDER VALUE EVER BE POSTPONED BEYOND THE SEVEN-DAY PERIOD?

    Yes. It may be postponed whenever (a) the New York Stock Exchange is closed, except for holidays or weekends, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (b) the Securities and Exchange Commission permits postponement and so orders; or (c) the Securities and Exchange Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

    MAY I SURRENDER ONCE ANNUITY PAYOUTS HAVE STARTED?

    Once Annuity payouts have started, no Surrenders are permitted except under a variable annuity under the Annuity Payout Option 5: Payments for a Designated Period.

    HOW DO I ELECT AN ANNUITY COMMENCEMENT DATE AND ANNUITY PAYMENT OPTION?

    A Participant selects an Annuity Commencement Date (usually between the Participant's 50th birthday and the date on which the Participant attains age 70 1/2) and an Annuity payout option. The Annuity Commencement Date may be any day of any month before or including the month of a Participant's 90th birthday, or an earlier date if prescribed by applicable law.

    The Annuity Commencement Date and/or the Annuity payout option may be changed from time to time, but any such change must be made at least 30 days prior to the date on which Annuity payments are scheduled to begin. Annuity payouts will normally be made on the first business day of each month or another mutually agreed upon business day.

    The contract contains five Annuity payout options that may be selected on either a Fixed or Variable Annuity basis, or a combination thereof. If a Participant does not elect otherwise, we reserve the right to begin Annuity payouts at age 90 under Option 2 with 120 monthly payments certain. However, unless required by applicable law, we will not assume responsibility in determining or monitoring any required minimum distributions. (See "Federal Tax Consequences").

    WHAT IS THE MINIMUM AMOUNT THAT I MAY SELECT FOR AN ANNUITY PAYMENT?

    The minimum Annuity payout is $20. No election may be made which results in a first payment of less than $20. If at any time Annuity payouts are or become less than $20, we have the right to change the frequency of payment to intervals that will result in payments of at least $20.

    HOW ARE CONTRIBUTIONS MADE TO ESTABLISH AN ANNUITY ACCOUNT?

    During the Annuity Period, Contract values are applied to establish Annuitant's Accounts under the Contracts to provide Fixed or Variable Annuity payouts.

    CAN A CONTRACT BE SUSPENDED BY A CONTRACT OWNER?

    A Contract may be suspended by the Contract Owner by giving us written notice at least 90 days before the effective date of the suspension at our Administrative Office. A Contract will be suspended automatically on its anniversary if the Contract Owner fails to assent to any modification of a Contract. (See "Can a Contract be modified?"). In this context, such modifications would have become effective on or before that anniversary.

    Upon suspension of a 403(b) Contract, we will continue to accept Contributions, subject to the terms of the Contract, as such terms are applicable to Participant's Accounts under the Contracts prior to such suspension. However, no Contributions will be accepted on behalf of any new Participant Accounts. Annuitants at the time of any suspension will continue to receive their Annuity payouts. The suspension of a 403(b) Contract will not preclude a Contract Owner from applying existing Participant's Accounts to the purchase of Fixed or Variable Annuity benefits.

    Upon suspension of all other Contracts, Hartford will not accept future contributions.

ANNUITY PAYMENT OPTIONS:

    OPTION 1: LIFE ANNUITY where we make monthly Annuity payouts for as long as the Annuitant lives.

- Payments under this option stop with the last monthly payment preceding the death of the Annuitant, even if the Annuitant dies after one payment. This option offers the maximum level of monthly payments of any of the other life annuity options (Options 2-4) since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a Beneficiary.

    OPTION 2: LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN where we make monthly payments for the life of the Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then any remaining guaranteed monthly payments will be paid to the Beneficiary unless other provisions have been made and approved by us.

    OPTION 3: UNIT REFUND LIFE ANNUITY where we make monthly payments during the life of the Annuitant terminating with the last payment due prior to the death of the Annuitant, except that an additional payment will be made to the Beneficiary if (a) below exceeds (b) below:

(a)    =                                          total amount applied under the option
                                                    at the Annuity Commencement Date
              -------------------------------------------------------------------------------------------------------------
                                           Annuity Unit value at the Annuity Commencement Date
(b)    =         number of Annuity Units represented by each        x          number of monthly Annuity payouts made
                         monthly Annuity payout made

    The amount of the additional payments is determined by multiplying the excess, if any, by the Annuity Unit value as of the date we receive Due Proof of Death.

    OPTION 4: JOINT AND LAST SURVIVOR ANNUITY where we make monthly payments during the joint lifetime of the Annuitant and a designated individual (called the joint Annuitant) and then throughout the remaining lifetime of the survivor, ending with the last payment prior to the death of the survivor.

- When the Annuity is purchased, the Annuitant elects what percentage (50%, 66 2/3%, or 100%) of the monthly Annuity payout will continue to be paid to the survivor.

- Under this Option 4, it would be possible for an Annuitant and joint Annuitant to receive only one payment in the event of the common or simultaneous death of the Annuitant and joint Annuitant prior to the due date for the second payment.

    OPTION 5: PAYMENTS FOR A DESIGNATED PERIOD where we agree to make monthly payments for the number of years selected. Under the Contracts, the minimum number of years is five. In the event of the Annuitant's death prior to the end of the designated period, the present value of any then remaining payments will be paid in one sum to the Beneficiary unless other provisions have been made and approved by us.

- Option 5 does not involve life contingencies and does not provide any mortality guarantee.

    Surrenders are subject to the limitations set forth in the Contract and any applicable Contingent Deferred Sales Charges. (See "Contract Charges"). For Contracts issued in New York, no surrenders are permitted by the Annuitant after Annuity payments commence under Option 5.

    UNDER ANY OF THE ANNUITY PAYOUT OPTIONS ABOVE, EXCEPT OPTION 5 (ON A VARIABLE BASIS), NO SURRENDERS ARE PERMITTED BY THE ANNUITANT AFTER ANNUITY PAYOUTS COMMENCE.

    OPTIONS 2 AND 5 ARE AVAILABLE ONLY IF THE GUARANTEED ANNUITY PAYOUT PERIOD IS LESS THAN THE LIFE EXPECTANCY OF THE ANNUITANT OR THE JOINT LIFE EXPECTANCY OF THE ANNUITANT AND THEIR JOINT ANNUITANT AT THE TIME THE OPTION BECOMES EFFECTIVE. SUCH LIFE EXPECTANCY SHALL BE COMPUTED ON THE BASIS OF THE MORTALITY TABLE PRESCRIBED BY THE IRS OR, IF NONE IS PRESCRIBED, THE MORTALITY TABLE THEN IN USE BY US.

    WE MAY OFFER OTHER ANNUITY PAYOUT OPTIONS FROM TIME TO TIME. NOT ALL ANNUITY PAYOUT OPTIONS WILL BE AVAILABLE IN ALL STATES OR IN ALL CONTRACTS.

SYSTEMATIC WITHDRAWAL OPTION:

    If permitted by IRS regulations and the terms of the Employer's plan, a Participant can make withdrawals while allowing his or her Participant Account to remain in the Accumulation Period under the Contract. Eligibility under this provision is limited to Participants who have terminated their employment with the Employer at the time they elect theSystematic Withdrawal Option ("SWO"). The maximum payment amount is 1.5% monthly, 4.5% quarterly, 9.0% semi-annually or 18.0% annually of the value of the Participant's Account at the time the SWO is elected. Payments are limited to 18.0% of the Participant's Account annually. The minimum payment amount is $100. SWO payments generally are taxable as ordinary income and, if made prior to age 59 1/2, an IRS tax penalty may apply.

    Participants elect the specific dollar amount to be withdrawn, the frequency of payments (monthly, quarterly, semi-annually or annually) and the duration of payments (either a fixed number of payments or until the Participant's Account is depleted). The duration of payments may not extend beyond the Participant's life expectancy as of the beginning date of SWO payments or the joint and last survivor life expectancy of the Participant and the Participant's Beneficiary. Participants may not elect the SWO if there is an outstanding loan amount.

    A Participant can change the terms of a SWO as often as four times in each calendar year, can terminate the SWO at any time, and can elect one of the five available Annuity options or a partial or full lump sum withdrawal. If a partial or full lump sum withdrawal is elected within 12 months of a SWO payment, the contingent deferred sales charge that was previously waived, if any, will be deducted from the Participant's Account upon withdrawal. SWO payments will be deducted on a pro rata basis from the General Account option and each Sub-Account to which the Participant's Account is allocated.

    We are not responsible for determining a withdrawal amount that satisfies the minimum distribution requirements under the Code. Participants may be required to change their SWO payment amount to comply with the minimum distribution requirements. Participants should consult a tax adviser to determine whether the amount of their SWO payments meets IRS minimum distribution requirements. For a discussion of the minimum distribution requirements applicable to Participants over age 70 1/2 see, "Federal Tax Considerations".

    The SWO may only be elected pursuant to an election on a form provided by us. Election of the SWO does not affect Participants' other rights under the Contracts.

    HOW ARE VARIABLE ANNUITY PAYOUTS DETERMINED?

    The value of the Annuity Unit for each Sub-Account in the Separate Account for any day is determined by multiplying the value for the preceding day by the product of (1) the Net Investment Factor (see "How do I know what my Participant Account is worth?") for the day for which the Annuity Unit value is being calculated, and (2) a factor to neutralize the assumed net investment rate discussed below.

    The value of the Contract is determined as the product of the value of the Accumulation Unit credited to each Sub-Account no earlier than the close of business on the fifth business day preceding the date the first Annuity payment is due and the number of Accumulation Units credited to each Sub-Account as of the date the Annuity is to commence.

    The first monthly payment varies according to the Annuity payout option selected. The Contract cites Annuity tables derived from the 1983a Individual Annuitant Mortality Table with an assumed interest rate ("A.I.R.") of 4.00% per annum. The total first monthly Annuity payout is determined by multiplying the value (expressed in thousands of dollars) of a Sub-Account (less any applicable Premium Taxes) by the amount of the first monthly payment per $1,000 of value obtained from the tables in the contracts. With respect to Fixed Annuities only, the current rate will be applied if it is higher than the rate under the tables in the Contract.

    Level Annuity payouts would be provided if the net investment rate remained constant and equal to the A.I.R. In fact, payments will vary up or down in the proportion that the net investment rate varies up or down from the A.I.R. A higher A.I.R. may produce a higher initial payment but more slowly rising and more rapidly falling subsequent payments than would a lower interest rate assumption.

    The amount of the first monthly Annuity payout, determined as described above, is divided by the value of an Annuity Unit for the appropriate Sub-Account not later than the fifth business day preceding the day on which the payment is due in order to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed during the Annuity Period, and in each subsequent month the dollar amount of the Annuity payout is determined by multiplying this fixed number of Annuity Units by the then current Annuity Unit value.

    The Annuity payouts will be made on the date selected. The Annuity Unit value used in calculating the amount of the Annuity payouts will be based on an Annuity Unit value determined as of the close of business on a day not more than the fifth business day preceding the date of the Annuity payout.

    Here is an example of how a Variable Annuity is determined:

                        ILLUSTRATION OF ANNUITY PAYOUTS:
            (UNISEX) AGE 65, LIFE ANNUITY WITH 120 PAYMENTS CERTAIN

 A.  Net amount applied                                                                                 $139,782.50
 B.  Initial monthly income per $1,000 of payment applied                                                      6.13
 C.  Initial monthly payment (A x B / 1,000)                                                                $856.87
 D.  Annuity Unit Value                                                                                       3.125
 E.  Number of monthly annuity units (C / D)                                                                274.198
 F.  Assume annuity unit value for second month equal to                                                      2.897
 G.  Second monthly payment (F x E)                                                                         $794.35
 H.  Assume annuity unit value for third month equal to                                                       3.415
 I.  Third month payment (H x E)                                                                            $936.39

    The above figures are simply to illustrate the calculation of a Variable Annuity and have no bearing on the actual historical record of any Separate Account.

                           FEDERAL TAX CONSIDERATIONS

    WHAT ARE SOME OF THE FEDERAL TAX CONSEQUENCES WHICH AFFECT THESE CONTRACTS?

A. GENERAL

    Since the federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B. TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on assets of the Separate Account are reinvested and taken into account in determining the value of the Accumulation and Annuity Units. (See "How do I know what my Participant Account is worth?"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the Contracts. Hartford is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you since Hartford is the owner of the assets from which the tax benefits are derived.

C. DIVERSIFICATION OF THE SEPARATE ACCOUNT

    The Code requires that investments supporting your Contract be adequately diversified. Code Section 817(h) provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.

    The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

       - no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

       -   no more than 70% is represented by any two investments,

       -   no more than 80% is represented by any three investments and

       -   no more than 90% is represented by any four investments.

    In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.

D. TAX OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

    In order for a variable annuity contract to qualify for tax income deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax

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purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Code
Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which contract owners may direct their investments to particular sub-accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and variable life insurance contracts.

    For instance, the IRS in Rev. Rul. 2003-92, amplified by Rev. Rul. 2007 - 7, reiterated its position in prior rulings that, where shares in a fund offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such shares can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such shares should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such shares directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract are available for purchase except through an insurer's variable contracts or by other permitted entities.

    The IRS in Rev. Rul. 2003-91 also indicated that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the underlying fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

E. NON-NATURAL PERSONS AS OWNERS

    Pursuant to Code Section 72(u), an annuity contract held by a taxpayer other than a natural person generally is not treated as an annuity contract under the Code. Instead, such a non-natural Contract Owner generally could be required to include in gross income currently for each taxable year the excess of (a) the sum of the Contract Value as of the close of the taxable year and all previous distributions under the Contract over (b) the sum of net premiums paid for the taxable year and any prior taxable year and the amount includable in gross income for any prior taxable year with respect to the Contract under Section 72(u). However, Section 72(u) does not apply to:

       - A contract the nominal owner of which is a non-natural person but the beneficial owner of which is a natural person (e.g., where the non-natural owner holds the contract as an agent for the natural person),

       - A contract acquired by the estate of a decedent by reason of such decedent's death,

       - Certain contracts acquired with respect to tax-qualified retirement arrangements,

       - Certain contracts held in structured settlement arrangements that may qualify under Code Section 130, or

       - A single premium immediate annuity contract under Code Section 72(u)(4), which provides for substantially equal periodic payments and an annuity starting date that is no later than 1 year from the date of the contract's purchase.

    A non-natural Contract Owner that is a tax-exempt entity for federal tax purposes (e.g., a tax-qualified retirement trust or a Charitable Remainder Trust) generally would not be subject to federal income tax as a result of such current gross income under Code Section 72(u). However, such a tax-exempt entity, or any annuity contract that it holds, may need to satisfy certain tax requirements in order to maintain its qualification for such favorable tax treatment. See, e.g., IRS Tech. Adv. Memo. 9825001 for certain Charitable Remainder Trusts.

    Pursuant to Code Section 72(s), if the Contract Owner is a non-natural person, the primary annuitant is treated as the "holder" in applying the required distribution rules described below. These rules require that certain distributions be made upon the death of a "holder." In addition, for a non-natural owner, a change in the primary annuitant is

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treated as the death of the "holder." However, the provisions of Code Section
72(s) do not apply to certain contracts held in tax-qualified retirement arrangements or structured settlement arrangements.

F. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. If withholding applies, we are required to withhold tax at the 30% rate, or a lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

G. GENERATION SKIPPING TRANSFER TAX

    Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require Hartford to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

    INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

    This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. State income tax rules applicable to tax-qualified retirement plans often differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

    The Contracts are available to a variety of tax-qualified retirement plans and arrangements (a "Qualified Plan" or "Plan"). Tax restrictions and consequences for Contracts, accounts under each type of Qualified Plan differ from each other and from those for Non-Qualified Contracts. In addition, individual Qualified Plans may have terms and conditions that impose additional rules. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. Qualified Plans generally provide for the tax deferral of income regardless of whether the Qualified Plan invests in an annuity or other investment. You should consider if the Contract is a suitable investment if you are investing through a Qualified Plan.

    THE FOLLOWING IS ONLY A GENERAL DISCUSSION ABOUT TYPES OF QUALIFIED PLANS FOR WHICH THE CONTRACTS MAY BE AVAILABLE. WE ARE NOT THE PLAN ADMINISTRATOR FOR ANY QUALIFIED PLAN. THE PLAN ADMINISTRATOR OR CUSTODIAN, WHICHEVER IS APPLICABLE, (BUT NOT US) IS RESPONSIBLE FOR ALL PLAN ADMINISTRATIVE DUTIES INCLUDING, BUT NOT LIMITED TO, NOTIFICATION OF DISTRIBUTION OPTIONS, DISBURSEMENT OF PLAN BENEFITS, HANDLING ANY PROCESSING AND ADMINISTRATION OF QUALIFIED PLAN LOANS, COMPLIANCE REGULATORY REQUIREMENTS AND FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS FROM THE PLAN TO PLAN PARTICIPANTS AND, IF APPLICABLE, BENEFICIARIES OF PLAN PARTICIPANTS AND IRA CONTRIBUTIONS FROM PLAN PARTICIPANTS. OUR ADMINISTRATIVE DUTIES ARE LIMITED TO ADMINISTRATION OF THE CONTRACT AND ANY DISBURSEMENTS OF ANY CONTRACT BENEFITS TO THE OWNER, ANNUITANT OR BENEFICIARY OF THE CONTRACT, AS APPLICABLE. OUR TAX REPORTING RESPONSIBILITY IS LIMITED TO FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS TO THE APPLICABLE PAYEE AND IRA CONTRIBUTIONS FROM THE OWNER OF A CONTRACT, AS RECORDED ON OUR BOOKS AND RECORDS. IF YOU ARE PURCHASING A QUALIFIED CONTRACT, YOU SHOULD CONSULT WITH YOUR PLAN ADMINISTRATOR AND/OR A QUALIFIED TAX ADVISER. YOU ALSO SHOULD CONSULT WITH A QUALIFIED TAX ADVISER AND/OR PLAN ADMINISTRATOR BEFORE YOU WITHDRAW ANY PORTION OF YOUR CONTRACT VALUE.

    The tax rules applicable to Qualified Contracts and Qualified Plans, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of Qualified Plan, as well as the terms and conditions of the Plan itself. Various tax penalties may apply to contributions in excess of specified limits, plan distributions (including loans) that do not comply with specified limits, and certain other transactions relating to such Plans. Accordingly, this summary provides only general information about the tax rules associated with use of a Qualified Contract in such a Qualified Plan. In addition, some Qualified Plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable tax (and non-tax) law. Because of the complexity of these rules, Owners, participants and beneficiaries are advised to consult with a qualified tax adviser as to specific tax consequences.

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    We do not currently offer the Contracts in connection with all of the types of Qualified Plans discussed below, and may not offer the Contracts for all types of Qualified Plans in the future.

1. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS").

    In addition to "traditional" IRAs governed by Code Sections 408(a) and (b) ("Traditional IRAs"), there are Roth IRAs governed by Code Section 408A, SEP IRAs governed by Code Section 408(k), and SIMPLE IRAs governed by Code Section 408(p). Also, Qualified Plans under Code Section 401, 403(b) or 457(b) that include after-tax employee contributions may be treated as deemed IRAs subject to the same rules and limitations as Traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA for which a Contract is available.

     (A) TRADITIONAL IRAS

         Traditional IRAs are subject to limits on the amounts that may be contributed each year (which contribution limits are scheduled to increase over the next several years), the persons who may be eligible, and the time when minimum distributions must begin. Depending upon the circumstances of the individual, contributions to a Traditional IRA may be made on a deductible or non-deductible basis. Failure to make required minimum distributions ("RMDs") when the Owner reaches age 70 1/2 or dies, as described below, may result in imposition of a 50% penalty tax on any excess of the RMD amount over the amount actually distributed. In addition, any amount received before the Owner reaches age 59 1/2 or dies is subject to a 10% penalty tax on premature distributions, unless a special exception applies, as described below. Under Code Section 408(e), an IRA may not be used for borrowing (or as security for any loan) or in certain prohibited transactions, and such a transaction could lead to the complete tax disqualification of an IRA.

         You (or your surviving spouse if you die) may rollover funds tax-free from certain existing Qualified Plans (such as proceeds from existing insurance contracts, annuity contracts or securities) into your Traditional IRA under certain circumstances, as indicated below. However, mandatory tax withholding of 20% may apply to any eligible rollover distribution from certain types of Qualified Plans if the distribution is not transferred directly to your Traditional IRA. In addition, a non-spouse "designated beneficiary" of a deceased Plan participant may make a tax-free "direct rollover" (in the form of a direct transfer between Plan fiduciaries, as described below in "Rollover Distributions") from certain Qualified Plans to a Traditional IRA for such beneficiary, but such Traditional IRA must be designated and treated as an "inherited IRA" that remains subject to applicable RMD rules (as if such IRA had been inherited from the deceased Plan participant). Certain plans may not allow such rollovers.

         IRAs generally may not invest in life insurance contracts. However, an annuity contract that is used as an IRA may provide a death benefit that equals the greater of the premiums paid or the contract's cash value. The Contract offers an enhanced death benefit that may exceed the greater of the Contract Value or total premium payments. The tax rules are unclear as to what extent an IRA can provide a death benefit that exceeds the greater of the IRA's cash value or the sum of the premiums paid and other contributions into the IRA. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

     (B) SEP IRAS

         Code Section 408(k) provides for a Traditional IRA in the form of an employer-sponsored defined contribution plan known as a Simplified Employee Pension ("SEP") or a SEP IRA. A SEP IRA can have employer, employee and salary reduction contributions, as well as higher overall contribution limits than a Traditional IRA, but a SEP is also subject to special tax-qualification requirements (e.g., on participation, nondiscrimination and withdrawals) and sanctions. Otherwise, a SEP IRA is generally subject to the same tax rules as for a Traditional IRA, which are described above. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

     (C) SIMPLE IRAS

         The Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE Plan") is a form of an employer-sponsored Qualified Plan that provides IRA benefits for the participating employees ("SIMPLE IRAs"). Depending upon the SIMPLE Plan, employers may make plan contributions into a SIMPLE IRA established by each eligible participant. Like a Traditional IRA, a SIMPLE IRA is subject to the 50% penalty tax for failure to make a full RMD, and to the 10% penalty tax on premature distributions, as described below. In addition, the 10% penalty

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     tax is increased to 25% for amounts received during the 2-year period beginning on the date you first participated in a qualified salary reduction arrangement pursuant to a SIMPLE Plan maintained by your employer under Code Section 408(p)(2). Contributions to a SIMPLE IRA may be either salary deferral contributions or employer contributions, and these are subject to different tax limits from those for a Traditional IRA. Please note that the SIMPLE IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an SIMPLE IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

         A SIMPLE Plan may designate a single financial institution (a Designated Financial Institution) as the initial trustee, custodian or issuer (in the case of an annuity contract) of the SIMPLE IRA set up for each eligible participant. However, any such Plan also must allow each eligible participant to have the balance in his SIMPLE IRA held by the Designated Financial Institution transferred without cost or penalty to a SIMPLE IRA maintained by a different financial institution. Absent a Designated Financial Institution, each eligible participant must select the financial institution to hold his SIMPLE IRA, and notify his employer of this selection.

         If we do not serve as the Designated Financial Institution for your employer's SIMPLE Plan, for you to use one of our Contracts as a SIMPLE IRA, you need to provide your employer with appropriate notification of such a selection under the SIMPLE Plan. If you choose, you may arrange for a qualifying transfer of any amounts currently held in another SIMPLE IRA for your benefit to your SIMPLE IRA with us.

     (D) ROTH IRAS

         Code Section 408A permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amounts that may be contributed by the persons who may be eligible to contribute, certain Traditional IRA restrictions, and certain RMD rules on the death of the Contract Owner. Unlike a Traditional IRA, Roth IRAs are not subject to RMD rules during the Contract Owner's lifetime. Generally, however, upon the Owner's death the amount remaining in a Roth IRA must be distributed by the end of the fifth year after such death or distributed over the life expectancy of a designated beneficiary. The Owner of a Traditional IRA may convert a Traditional IRA into a Roth IRA under certain circumstances. The conversion of a Traditional IRA to a Roth IRA will subject the fair market value of the converted Traditional IRA to federal income tax. In addition to the amount held in the converted Traditional IRA, the fair market value may include the value of additional benefits provided by the annuity contract on the date of conversion, based on reasonable actuarial assumptions. Tax-free rollovers from a Roth IRA can be made only to another Roth IRA under limited circumstances, as indicated below. After 2007 distributions from eligible Qualified Plans can be "rolled over" directly (subject to tax) into a Roth IRA under certain circumstances. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a "conversion" Roth IRA should consult with a qualified tax adviser. Please note that the Roth IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a Roth IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

2. QUALIFIED PENSION OR PROFIT-SHARING PLAN OR SECTION 401(K) PLAN

    Provisions of the Code permit eligible employers to establish a tax-qualified pension or profit sharing plan (described in Section 401(a), and Section 401(k) if applicable, and exempt from taxation under Section 501(a)). Such a Plan is subject to limitations on the amounts that may be contributed, the persons who may be eligible to participate, the amounts of "incidental" death benefits, and the time when RMDs must commence. In addition, a Plan's provision of incidental benefits may result in currently taxable income to the participant for some or all of such benefits. Amounts may be rolled over tax-free from a Qualified Plan to another Qualified Plan under certain circumstances, as described below. Anyone considering the use of a Qualified Contract in connection with such a Qualified Plan should seek competent tax and other legal advice.

    In particular, please note that these tax rules provide for limits on death benefits provided by a Qualified Plan (to keep such death benefits "incidental" to qualified retirement benefits), and a Qualified Plan (or a Qualified Contract) often contains provisions that effectively limit such death benefits to preserve the tax qualification of the Qualified Plan (or Qualified Contract). In addition, various tax-qualification rules for Qualified Plans specifically limit increases in benefits once RMDs begin, and Qualified Contracts are subject to such limits. As a result, the amounts of certain benefits that can be provided by any option under a Qualified Contract may be limited by the provisions of the Qualified Contract or governing Qualified Plan that are designed to preserve its tax qualification.

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3. TAX SHELTERED ANNUITY UNDER SECTION 403(B) ("TSA")

    Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations described in Code
Section 501(c)(3) to purchase a "tax-sheltered annuity" contract ("TSA") and, subject to certain limitations, exclude employer contributions to a TSA from such an employee's gross income. Generally, such contributions may not exceed the lesser of an annual dollar limit (e.g., $45,000 in 2007) or 100% of the employee's "includable compensation" for his most recent full year of service, subject to other adjustments. Special provisions may allow certain employees to elect a different overall limitation.

    A TSA is subject to a prohibition against distributions from the TSA attributable to contributions made pursuant to a salary reduction agreement, unless such distribution is made:

       -   after the employee reaches age 59 1/2;

       -   upon the employee's separation from service;

       -   upon the employee's death or disability;

       - in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed); or

       - as a qualified reservist distribution upon certain calls to active duty

    Please note that the TSA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a TSA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification. In particular, please note that tax rules provide for limits on death benefits provided by a Qualified Plan (to keep such death benefits "incidental" to qualified retirement benefits), and a Qualified Plan (or a Qualified Contract) often contains provisions that effectively limit such death benefits to preserve the tax qualification of the Qualified Plan (or Qualified Contract). In addition, various tax-qualification rules for Qualified Plans specifically limit increases in benefits once RMDs begin, and Qualified Contracts are subject to such limits. As a result, the amounts of certain benefits that can be provided by any option under a Qualified Contract may be limited by the provisions of the Qualified Contract or governing Qualified Plan that are designed to preserve its tax qualification.

    Amounts may be rolled over tax-free from a TSA to another TSA or Qualified Plan (or from a Qualified Plan to a TSA) under certain circumstances, as described below.

4. DEFERRED COMPENSATION PLANS UNDER SECTION 457 ("SECTION 457 PLANS")

    Certain governmental employers, or tax-exempt employers other than a governmental entity, can establish a Deferred Compensation Plan under Code
Section 457. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. A Deferred Compensation Plan that meets the requirements of Code Section 457(b) is called an "Eligible Deferred Compensation Plan" or "Section 457(b) Plan." Code Section 457(b) limits the amount of contributions that can be made to an Eligible Deferred Compensation Plan on behalf of a participant. In addition, under Code Section 457(d) a Section 457(b) Plan may not make amounts available for distribution to participants or beneficiaries before (1) the calendar year in which the participant attains age 70 1/2, (2) the participant has a severance from employment (including death), or (3) the participant is faced with an unforeseeable emergency (as determined in accordance with regulations).

    All of the assets and income of an Eligible Deferred Compensation Plan for a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. This trust requirement does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, this trust requirement does not apply to amounts held under a Deferred Compensation Plan of a governmental employer that is not a Section 457(b) Plan. However, where the trust requirement does not apply, amounts held under a Section 457 Plan must remain subject to the claims of the employer's general creditors.

5. TAXATION OF AMOUNTS RECEIVED FROM QUALIFIED PLANS

    Except under certain circumstances in the case of Roth IRAs, amounts received from Qualified Contracts or Plans generally are taxed as ordinary income under Code Section 72, to the extent that they are not treated as a tax-free recovery of after-tax contributions or other "investment in the contract." For annuity payments and other amounts received after the Annuity Commencement Date from a Qualified Contract or Plan, the tax rules for determining what portion of each amount received represents a tax-free recovery of "investment in the contract" are generally the same as for Non-Qualified Contracts, as described above.

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    For non-periodic amounts from certain Qualified Contracts or Plans, Code
Section 72(e)(8) provides special rules that generally treat a portion of each amount received as a tax-free recovery of the "investment in the contract," based on the ratio of the "investment in the contract" over the Contract Value at the time of distribution. However, in determining such a ratio, certain aggregation rules may apply and may vary, depending on the type of Qualified Contract or Plan. For instance, all Traditional IRAs owned by the same individual are generally aggregated for these purposes, but such an aggregation does not include any IRA inherited by such individual or any Roth IRA owned by such individual.

    In addition, penalty taxes, mandatory tax withholding or rollover rules may apply to amounts received from a Qualified Contract or Plan, as indicated below, and certain exclusions may apply to certain distributions (e.g., distributions from an eligible Government Plan to pay qualified health insurance premiums of an eligible retired public safety officer or, during 2007, certain distributions from an IRA for charitable purposes). Accordingly, you are advised to consult with a qualified tax adviser before taking or receiving any amount (including a loan) from a Qualified Contract or Plan.

6. PENALTY TAXES FOR QUALIFIED PLANS

    Unlike Non-Qualified Contracts, Qualified Contracts are subject to federal penalty taxes not just on premature distributions, but also on excess contributions and failures to make required minimum distributions ("RMDs"). Penalty taxes on excess contributions can vary by type of Qualified Plan and which person made the excess contribution (e.g., employer or an employee). The penalty taxes on premature distributions and failures to make timely RMDs are more uniform, and are described in more detail below.

     (A) PENALTY TAXES ON PREMATURE DISTRIBUTIONS

         Code Section 72(t) imposes a penalty income tax equal to 10% of the taxable portion of a distribution from certain types of Qualified Plans that is made before the employee reaches age 59 1/2. However, this 10% penalty tax does not apply to a distribution that is either:

       - made to a beneficiary (or to the employee's estate) on or after the employee's death;

       - attributable to the employee's becoming disabled under Code Section 72(m)(7);

       - part of a series of substantially equal periodic payments (not less frequently than annually -- "SEPPs") made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and a designated beneficiary ("SEPP Exception"), and for certain Qualified Plans (other than IRAs) such a series must begin after the employee separates from service;

       - (except for IRAs) made to an employee after separation from service after reaching age 55 (or made after age 50 in the case of a qualified public safety employee separated from certain government plans);

       - not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year; or

       -   certain qualified reservist distributions upon a call to active duty.

         In addition, the 10% penalty tax does not apply to a distribution from an IRA that is either:

       - made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

       - not in excess of the amount of certain qualifying higher education expenses, as defined by Code Section 72(t)(7); or

       - for a qualified first-time home buyer and meets the requirements of Code Section 72(t)(8).

         If the taxpayer avoids this 10% penalty tax by qualifying for the SEPP Exception and later such series of payments is modified (other than by death or disability), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both (a) the employee has reached age 59 1/2 and (b) 5 years have elapsed since the first of these periodic payments.

         For any premature distribution from a SIMPLE IRA during the first 2 years that an individual participates in a salary reduction arrangement maintained by that individual's employer under a SIMPLE Plan, the 10% penalty tax rate is increased to 25%.

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     (B) RMDS AND 50% PENALTY TAX

         If the amount distributed from a Qualified Contract or Plan is less than the amount of the required minimum distribution ("RMD") for the year, the participant is subject to a 50% penalty tax on the amount that has not been timely distributed.

         An individual's interest in a Qualified Plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of --

       -   the calendar year in which the individual attains age 70 1/2, or

       - (except in the case of an IRA or a 5% owner, as defined in the Code) the calendar year in which a participant retires from service with the employer sponsoring a Qualified Plan that allows such a later Required Beginning Date.

         The entire interest of the individual must be distributed beginning no later than the Required Beginning Date over --

       - the life of the individual or the lives of the individual and a designated beneficiary (as specified in the Code), or

       - over a period not extending beyond the life expectancy of the individual or the joint life expectancy of the individual and a designated beneficiary.

         If an individual dies before reaching the Required Beginning Date, the individual's entire interest generally must be distributed within 5 years after the individual's death. However, this RMD rule will be deemed satisfied if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of such beneficiary). If such beneficiary is the individual's surviving spouse, distributions may be delayed until the deceased individual would have attained age 70 1/2.

         If an individual dies after RMDs have begun for such individual, any remainder of the individual's interest generally must be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

         The RMD rules that apply while the Contract Owner is alive do not apply with respect to Roth IRAs. The RMD rules applicable after the death of the Owner apply to all Qualified Plans, including Roth IRAs. In addition, if the Owner of a Traditional or Roth IRA dies and the Owner's surviving spouse is the sole designated beneficiary, this surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

         The RMD amount for each year is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. RMD incidental benefit rules also may require a larger annual RMD amount. RMDs also can be made in the form of annuity payments that satisfy the rules set forth in Regulations under the Code relating to RMDs.

         In addition, in computing any RMD amount based on a contract's account value, such account value must include the actuarial value of certain additional benefits provided by the contract. As a result, electing an optional benefit under a Qualified Contract may require the RMD amount for such Qualified Contract to be increased each year, and expose such additional RMD amount to the 50% penalty tax for RMDs if such additional RMD amount is not timely distributed.

7. TAX WITHHOLDING FOR QUALIFIED PLANS

    Distributions from a Qualified Contract or Qualified Plan generally are subject to federal income tax withholding requirements. These federal income tax withholding requirements, including any "elections out" and the rate at which withholding applies, generally are the same as for periodic and non-periodic distributions from a Non-Qualified Contract, as described above, except where the distribution is an "eligible rollover distribution" (described below in "ROLLOVER DISTRIBUTIONS"). In the latter case, tax withholding is mandatory at a rate of 20% of the taxable portion of the "eligible rollover distribution," to the extent it is not directly rolled over to an IRA or other Eligible Retirement Plan (described below in "ROLLOVER DISTRIBUTIONS"). Payees cannot elect out of this mandatory 20% withholding in the case of such an "eligible rollover distribution."

    Also, special withholding rules apply with respect to distributions from non-governmental Section 457(b) Plans, and to distributions made to individuals who are neither citizens nor resident aliens of the United States.

    Regardless of any "election out" (or any actual amount of tax actually withheld) on an amount received from a Qualified Contract or Plan, the payee is generally liable for any failure to pay the full amount of tax due on the includable portion of such amount received. A payee also may be required to pay penalties under estimated income tax rules, if the withholding and estimated tax payments are insufficient to satisfy the payee's total tax liability.

8. ROLLOVER DISTRIBUTIONS

    The current tax rules and limits for tax-free rollovers and transfers between Qualified Plans vary according to (1) the type of transferor Plan and transferee Plan, (2) whether the amount involved is transferred directly between Plan fiduciaries (a "direct transfer" or a "direct rollover") or is distributed first to a participant or beneficiary who then transfers that amount back into another eligible Plan within 60 days (a "60-day rollover"), and (3) whether the distribution is made to a participant, spouse or other beneficiary. Accordingly, we advise you to consult with a qualified tax adviser before receiving any amount from a Qualified Contract or Plan or attempting some form of rollover or transfer with a Qualified Contract or Plan.

    For instance, generally any amount can be transferred directly from one type of Qualified Plan (e.g., a TSA) to the same type of Plan for the benefit of the same individual, without limit (or federal income tax), if the transferee Plan is subject to the same kinds of restrictions as the transferor Plan (e.g., a TSA that is subject to the same kinds of salary reduction restrictions). Such a "direct transfer" between the same kind of Plan is generally not treated as any form of "distribution" out of such a Plan for federal income tax purposes.

    By contrast, an amount distributed from one type of Plan (e.g., a TSA) into a different type of Plan (e.g., a Traditional IRA) generally is treated as a "distribution" out of the first Plan for federal income tax purposes, and therefore to avoid being subject to such tax, such a distribution must qualify either as a "direct rollover" (made directly to another Plan fiduciary) or as a "60-day rollover." The tax restrictions and other rules for a "direct rollover" and a "60-day rollover" are similar in many ways, but if any "eligible rollover distribution" made from certain types of Qualified Plan is not transferred directly to another Plan fiduciary by a "direct rollover," then it is subject to mandatory 20% withholding, even if it is later contributed to that same Plan in a "60-day rollover" by the recipient.

    Under Code Sections 402(f)(2)(A) and 3405(c)(3) an "eligible rollover distribution" (which is both eligible for rollover treatment and subject to 20% mandatory withholding absent a "direct rollover") is generally any distribution to an employee of any portion (or all) of the balance to the employee's credit in any of the following types of "Eligible Retirement Plan": (1) a Qualified Plan under Code Section 401(a) ("Qualified 401(a) Plan"), (2) a qualified annuity plan under Code Section 403(a) ("Qualified Annuity Plan"), (3) a TSA under Code Section 403(b), or (4) a governmental Section 457(b) Plan. However, an "eligible rollover distribution" does not include any distribution that is either --

       -   an RMD amount;

       - one of a series of substantially equal periodic payments (not less frequently than annually) made either (i) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary, or (ii) for a specified period of 10 years or more; or

       -   any distribution made upon hardship of the employee.

    Before making an "eligible rollover distribution," a Plan administrator generally is required under Code Section 402(f) to provide the recipient with advance written notice of the "direct rollover" and "60-day rollover" rules and the distribution's exposure to the 20% mandatory withholding if it is not made by "direct rollover." Generally, under Code Sections 402(c), 403(b)(8) and 457
(e)(16), a "direct rollover" or a "60-day rollover" of an "eligible rollover distribution" can be made to a Traditional IRA or to another Eligible Retirement Plan that agrees to accept such a rollover. However, the maximum amount of an "eligible rollover distribution" that can qualify for a tax-free "60-day rollover" is limited to the amount that otherwise would be includable in gross income. By contrast, a "direct rollover" of an "eligible rollover distribution" can include after-tax contributions as well, if the direct rollover is made either to a Traditional IRA or to another form of Eligible Retirement Plan that agrees to account separately for such a rollover, including accounting for such after-tax amounts separately from the otherwise taxable portion of this rollover. Separate accounting also is required for all amounts (taxable or not) that are rolled into a governmental Section 457(b) Plan from either a Qualified
Section 401(a) Plan, Qualified Annuity Plan, TSA or IRA. These amounts, when later distributed from the governmental Section 457(b) Plan, are subject to any premature distribution penalty tax applicable to distributions from such a "predecessor" Qualified Plan.

    Rollover rules for distributions from IRAs under Code Sections 408(d)(3) and 408A(d)(3) also vary according to the type of transferor IRA and type of transferee IRA or other Plan. For instance, generally no tax-free "direct rollover" or "60-day rollover" can be made between a "NonRoth IRA" (Traditional, SEP or SIMPLE IRA) and a Roth IRA, and a transfer from NonRoth IRA to a Roth IRA, or a "conversion" of a NonRoth IRA to a Roth IRA, is subject to special rules. In addition, generally no tax-free "direct rollover" or "60-day rollover" can be made between an "inherited IRA" (NonRoth or Roth) for a beneficiary and an IRA set up by that same individual as the original owner. Generally, any amount other than an RMD distributed from a Traditional or SEP IRA is eligible for a "direct rollover" or a "60-day rollover" to another Traditional IRA for the same individual. Similarly, any amount other than an RMD distributed from a Roth IRA is generally eligible for a "direct rollover" or a "60-day rollover" to another Roth IRA for the same individual. However, in either case such a tax-free 60-day rollover is limited to 1 per year (365-day period); whereas no 1-year limit applies to any such "direct rollover." Similar rules apply to a "direct rollover" or a "60-day rollover" of a distribution from a SIMPLE IRA to another SIMPLE IRA or a Traditional IRA, except that any distribution of employer contributions from a SIMPLE IRA during the initial 2-year period in which the individual participates in the employer's SIMPLE Plan is generally disqualified (and subject to the 25% penalty tax on premature distributions) if it is not rolled into another SIMPLE IRA for that individual. Amounts other than RMDs distributed from a Traditional or SEP IRA (or SIMPLE IRA after the initial 2-year period) also are eligible for a "direct rollover" or a "60-day rollover" to an Eligible Retirement Plan (e.g., a TSA) that accepts such a rollover, but any such rollover is limited to the amount of the distribution that otherwise would be includable in gross income (i.e., after-tax contributions are not eligible).

    Special rules also apply to transfers or rollovers for the benefit of a spouse (or ex-spouse) or a nonspouse designated beneficiary, Plan distributions of property, and obtaining a waiver of the 60-day limit for a tax-free rollover from the IRS. The Katrina Emergency Tax Relief Act of 2005 (KETRA) allows certain amounts to be recontributed within three years as a rollover contribution to a plan from which a KETRA distribution was taken.

                                MORE INFORMATION

    CAN A CONTRACT BE MODIFIED?

    Subject to any federal and state regulatory restrictions, we may modify the Contracts at any time by written agreement between the Contract Owner and us. No modification will affect the amount or term of any Annuities begun prior to the effective date of the modification, unless it is required to conform the Contract to, or give the Contract Owner the benefit of, any federal or state statutes or any rule or regulation of the U.S. Treasury Department or the Internal Revenue Service.

    On or after the fifth anniversary of any Contract we may change, from time to time, any or all of the terms of the Contracts by giving 90 days advance written notice to the Contract Owner, except that the Annuity tables, guaranteed interest rates and the contingent deferred sales charges which are applicable at the time a Participant's Account is established under a Contract, will continue to be applicable.

    We reserve the right to modify the Contract at any time if such modification: (i) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; or (ii) is necessary to assure continued qualification of the contract under the Code or other federal or state laws relating to retirement annuities or annuity contracts; or (iii) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s); or (iv) provides additional Separate Account options; or (v) withdraws Separate Account options. In the event of any such modification we will provide notice to the Contract Owner or to the payee(s) during the Annuity period. Hartford may also make appropriate endorsement in the Contract to reflect such modification.

    CAN HARTFORD WAIVE ANY RIGHTS UNDER A CONTRACT?

    We may, at our sole discretion, elect not to exercise a right or reservation specified in this Contract. If we elect not to exercise a right or reservation, we are not waiving it. We may decide to exercise a right or a reservation that we previously did not exercise.

    HOW CONTRACTS ARE SOLD -- We have entered into a distribution agreement with our affiliate Hartford Securities Distribution Company, Inc. ("HSD") under which HSD serves as the principal underwriter for the Contracts, which are offered on a continuous basis. HSD is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the NASD. The principal business address of HSD is the same as ours. PLANCO Financial Services, LLC, a subsidiary of Hartford Life Insurance Company, provides marketing support for us. Woodbury Financial Services, Inc. is another affiliated broker-dealer that sells this Contract.

    HSD has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the Contracts. We pay compensation to HSD for sales of the Contracts by Financial Intermediaries. HSD, in its role as principal underwriter, did not retain any underwriting commissions for the fiscal year ended December 31, 2006. Contracts will be sold by individuals who have been appointed by us as insurance agents and who are registered representatives of Financial Intermediaries ("Registered Representatives").

    We list below types of arrangements that help to incentivize sales people to sell our suite of variable annuities. Not all arrangements necessarily affect each variable annuity. These types of arrangements could be viewed as creating conflicts of interest.

    Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Registered Representatives according to a Financial Intermediaries' internal compensation practices.

    Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive commissions based on the type of Contract or optional benefits sold. Commissions are based on a specified amount of Premium Payments or Contract Value.

COMMISSIONS

    For individual and group Contracts, up front commissions paid to Financial Intermediaries generally range from 1% to up to 7% of each Premium Payment you pay for your Contract. Trail commissions (fees paid for customers that maintain their Contracts generally for more than 1 year) range up to 1.20% of your Contract Value. We pay different commissions based on the Contract variation that you buy. We may pay a lower commission for sales to people over age 80.

    Commission arrangements vary from one Financial Intermediary to another. We are not involved in determining your Registered Representative's compensation. Under certain circumstances, your Registered Representative may be required to return all or a portion of the commissions paid.

    Check with your Registered Representative to verify whether your account is a brokerage or an advisory account. Your interests may differ from ours and your Registered Representative (or the Financial Intermediary with which they are associated). Please ask questions to make sure you understand your rights and any potential conflicts of interest. If you are an advisory client, your Registered Representative (or the Financial Intermediary with which they are associated) can be paid both by you and by us based on what you buy. Therefore, profits, and your Registered Representative's (or their Financial Intermediary's) compensation, may vary by product and over time. Contact an appropriate person at your Financial Intermediary with whom you can discuss these differences.

ADDITIONAL PAYMENTS

    Subject to NASD and Financial Intermediary rules, we (or our affiliates) also pay the following types of promotional fees to encourage the sale of this Contract. These additional payments could create an incentive for your Registered Representative, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others.

ADDITIONAL
PAYMENT TYPE                                                WHAT IT'S USED FOR
-----------------------------------------------------------------------------------------------------------------------
Access             Access to Registered Representatives and/or Financial Intermediaries such as one-on-one wholesaler visits.
Gifts &            Occasional meals and entertainment, tickets to sporting events and nominal gifts.
Entertainment      Joint marketing campaigns and/or Financial Intermediary event advertising/ participation;
Marketing          sponsorship of Financial Intermediary sales contests and/or promotions in which participants
                   (including Registered Representatives) receive prizes such as travel awards, merchandise and recognition.
Marketing Expense  Pay Fund related parties for wholesaler support, training and marketing activities for certain
Allowances         Funds.
Support            Sales support through such things as providing hardware and software, operational and systems integration, links to our website from a Financial Intermediary's websites; shareholder services
                   (including sub-accounting and the preparation of account statements and other communications), sponsorship of Financial Intermediary due diligence meetings; and/or expense allowances and reimbursements.
Targets            Pay for the achievement of sales or assets under management targets.
Training           Educational, sales or training seminars, conferences and programs, sales and service desk training, and/or client or prospect seminar sponsorships.
Visibility         Inclusion of our products on a Financial Intermediary's "preferred list"; participation in, or visibility at, national and regional conferences; and/or articles in Financial Intermediary publications highlighting our products and services.
Volume             Pay for the overall volume of their sales or the amount of money investing in our products.

    For individual and group Contracts, as of December 31, 2006, we have entered into arrangements to make Additional Payments (excluding Marketing Expense Allowances and Travel & Entertainment) to the following Financial Intermediaries for our entire suite of variable annuities:

    A.G. Edwards & Sons, Inc., Advisory Group Equity Services Ltd, AIG Advisors Group, Inc., Advantage Capital, AIG Financial Advisors, American General, FSC Securities Corporation, Royal Alliance Assoc., Inc. AIG SunAmerica), Allen & Co., of Florida, Inc., Amcore Investment Services, Inc., American Classic Securities, American General Securities Inc., American Independent Sec's Inc., Ameritas Investment Corp., Amsouth Bank, AMSouth Investment Services, Inc., Arvest Asset Management, Associated Financial Services, Inc. Associated Investment Services Inc., Associated Securities Corp., B.C. Ziegler and Company, Banc of America Investment Services Inc., Bancorpsouth Investment Services Inc., Bancwest Investment Services, Inc., Bank of America, Bank of New York, Bank of the West, BB&T Investment Services, Inc., BCG Securities, Inc., Berthel, Fisher & Company Financial Services Inc.,

BI Investments, LLC, BNY Investment Center of The Bank of New York Company, Inc., BOSC, Inc., Brecek & Young Advisors, Inc., Brookstone Securities, Inc., Brookstreet Securities, Cadaret, Grant & Co., Inc., Cambridge Investment Research, Inc., Cantella & Co., Inc., Capital Analyst Inc., Capital Investment Group, Inc., Carillon Investments, Inc., Centaurus Financial, Inc., Chase Investments Services, Corp., Citicorp Investment Services, Citigroup, Inc. (various divisions and affiliates), Colonial Brokerage, Inc., Comerica Securities, Commerce Brokerage Services, Inc., Commerce Capital Markets, Inc., Commonwealth Financial Network, Compass Brokerage, Inc., Countrywide Investment Services Inc., Crown Capital Securities, L.P., CUE, Cuna Brokerage Services, Inc., Cuso Financial Services, L.P., Davenport & Company LLC, DFC Investor Services Dominion Investor Services, Inc., Duerr Financial Corporation, Eagle One Investments, LLC, Edward D. Jones & Co., L.P., Empire Securities Corporation, Equity Services, Inc., Essex National Securities, Inc., Ferris/Baker Watts, FFP Securities, Inc., Fifth Third Securities, Financial Planning Consultants, Fintegra LLC, First Allied Securities, Inc., First Citizens Investor Services, First Montauk Securities Corp., First Southeast Inv. Services, First St.Louis Securities, Inc., First Tennessee Bank, First Tennessee Brokerage, Inc., First Western Securities Inc., FNB Brokerage Services, Inc., FNIC F.I.D. Div., Forrester's Equity Services, Inc., Frost Brokerage Services, Inc., FSC Securities Corporation, Geneos Wealth Management, Inc., Girard Securities Inc., Grant Bettingen, Inc., Great American Advisors, Inc., Gunnallen Financial, Inc., H&R Block Financial Advs., Inc., H. Beck, Inc., H.D. Vest Investment Services (subsidiary of Wells Fargo & Company), Harbour Investments, Inc., Harold Dance Investments, Harvest Capital LLC, Hefren-Tillotson/ Masterplan, Heim & Young Securities, Hornor, Townsend & Kent, Inc., HSBC Securities (USA) Inc., Huntington Investment Company, IBC Investments, IFMG Securities, Inc. at Rockland Trust, Independent Financial Group LLC, Infinex Financial Group, Infinex Investment, Inc., ING Advisors Network, (Financial Network Services (or Investment) Corp., ING Financial Partners, Multi-Financial Securities, Primevest Financial Services, Inc.,), InterSecurities, Inc., Investacorp, Inc. Investment Management Corp., Investment Professionals, Inc., Investors Capital Corp., Investors Security Co., Inc., IPI Investments, J.B. Hanauer & Co., J.J.B. Hilliard, W.L. Lyons, Inc., Janney Montgomery Scott, Inc., Jefferson Pilot Securities Corporation, Key Investment Services, KMS Financial Services, Inc., KNBT Securities, Inc., Kovack Securities, Inc., L.O. Thomas & Company LaSalle Financial Services, Inc., LaSalle Street Securities, Inc., Legacy Financial Services, Inc., Liberty Group, LLC, Lincoln Financial Advisors Corp. (marketing name for Lincoln National Corp.) Linsco/Private Ledger Corp., M&I Brokerage Services, Inc., M&T Securities, Inc., McDonald Investments Inc., Mercantile Brokerage Services Inc., Merrill Lynch Pierce Fenner & Smith, Milkie/Ferguson Investments, MML Investor Services, Inc., Money Concepts Capital Corp Morgan Keegan & Company, Inc, Morgan Keegan FID Division, Morgan Stanley & Co., Inc. (various divisions and affiliates), Mutual Service Corporation, NatCity Investments, National Planning Holdings (Invest Financial Corp., Investment Centers of America, Inc., National Planning Corp., SII Investments, Inc.,) NBC Securities, Inc., Nettworth Financial Group, Newbridge Securities Corp., NEXT Financial Group, Inc., NFP Securities, Inc., North Ridge Securities Corp., OFG Financial Services., Inc., Ohio Savings Securities, Inc., OneAmerica Securities Inc., Online Brokerage Services, Oppenheimer and Co., Inc., Pacific West Securities, Inc., Paulson Investment Company Inc., Pension Planners Securities, Inc., Peoples Securities, Inc., PFIC, Prime Capital Management, Prime Capital Services, Inc., Princor Financial Service Corp., ProEquities, Inc., Prospera Financial Services, Inc., QA3 Financial Corp., Questar Capital Corp, Raymond James & Associates, Inc., Raymond James FID Division, Raymond James Financial Services, RBC Dain FID Division, RBC Dain Rauscher Inc., Resource Horizons Group, LLC, Retirement Plan Advisors, Inc., Robert W. Baird & Co. Inc., Rogan, Rosenberg & Assoc., Inc., Royal Alliance Associates, Inc., Royal Securities Company, Ryan Beck & Co., Scott & Stringfellow, Inc., Securian Financial Services, Securities America, Inc., Securities Service Network, Inc., Sigma Financial Corporation, Signator Investors Inc., Smith Barney, Sorrento Pacific, South Valley Wealth Management, Spectrum Capital, Inc., Sterne Agee & Leach, Inc., Stifel Nicolaus & Company, Incorporated, Summit Brokerage Services Inc., Summit Equities, Inc., Sun Trust Bank, SunAmerica Securities, Inc., SunTrust Investment Services, Inc., SunTrust Securities, Inc., Symetra Investment Services Inc., Synovus Securities, TFS Securities, Inc., The Huntington Investment Company, The Huntington Investment Plt, The Investment Center, Inc., Thurston, Springer, Miller, Herd & Titak, Inc., Tower Square Securities, Inc., Transamerica Financial Advisor, Triad Advisors, Inc., U.S. Bancorp Investments, Inc., U.S. Bancorp Piper Jaffray, UBOC Investment Services, Inc. (Union Bank of California, N.A.), UBS Financial Services, Inc., UMB Scout Brokerage Services, UnionBanc Investment Services, United Brokerage Services, Inc., United Global Securities, United Heritage Financial Services, US Bancorp FID, US Bancorp Investments, USAllianz Securities, Inc., Uvest Financial Services Group Inc., VanDerbilt Securities, LLC, Vision Investment Services, Inc. Vorpahl Wing Securities, VSR Financial Services, Inc., Wachovia Securities, LLC. (various divisions), Wall Street Financial Group, Walnut Street Securities, Inc., Washington Mutual Financial, Waterstone Financial Group, Webster Investments, Weitzel Financial Services Inc., Wells Fargo Brokerage Services, L.L.C., WesBanco Securities, Inc., WM Financial Services, Inc., Woodbury Financial Services, Inc. (an affiliate of ours), Workman Securities Corp., World Equity Group Inc., WRP Investments, Inc., WWK Investments, Inc., XCU Capital Corporation, Inc.

    Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by NASD Conduct Rule 2830(l)(4). We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify any investor whether their Registered Representative is or should be included in any such listing.

    For individual and group Contracts, as of December 31, 2006, we have entered into arrangements to pay Marketing Expense Allowances to the following Fund Companies (or affiliated parties) for our entire suite of variable annuities:
AIM Advisors, Inc., AllianceBernstein Variable Products Series Funds & Alliance Bernstein Investment Research and Management, Inc., American Variable Insurance Series & Capital Research and Management Company., Franklin Templeton Services, LLC, Lord Abbett Series Fund & Lord Abbett Distributor, LLC, MFS Fund Distributors, Inc. & Massachusetts Financial Services Company, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., Putnam Retail Management Limited Partnership. Marketing Expense Allowances may vary based on the form of Contract sold and the age of the purchaser. We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify you whether any Financial Intermediary is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.

    For individual and group Contracts, for the fiscal year ended December 31, 2006, Additional Payments did not in the aggregate exceed approximately $52.5 million (excluding corporate-sponsorship related perquisites, Marketing Expense Allowances and home office travel and entertainment expenses) or approximately 0.05% of average total individual variable annuity assets. Marketing Expense Allowances for this period did not exceed $14.7 million or approximately 0.25% of the Premium Payments invested in a particular Fund during this period. For the fiscal year ended December 31, 2006, total travel and entertainment expenses incurred by our wholesalers did not in the aggregate exceed approximately $5.7 million.

    WHO IS THE CUSTODIAN OF THE SEPARATE ACCOUNT'S ASSETS?

    Hartford is the custodian of the Separate Account's assets.

    ARE THERE ANY MATERIAL LEGAL PROCEEDINGS AFFECTING THE SEPARATE ACCOUNT?

    On July 23, 2007, The Hartford Financial Services Group, Inc. (the "Company") entered into an agreement (the "Agreement") with the New York Attorney General's Office, the Connecticut Attorney General's Office, and the Illinois Attorney General's Office to resolve (i) the previously disclosed investigation by the New York Attorney General's Office of aspects of the Company's variable annuity and mutual fund operations related to market timing; and (ii) investigations by the above referenced Attorneys General previously disclosed by the Company but unrelated to the Funds including the Company's compensation agreements with brokers, alleged participation in arrangements to submit inflated bids, compensation arrangements in connection with the administration of workers compensation plans and reporting of workers compensation premium, participation in finite reinsurance transactions, sale of fixed and individual annuities used to fund structured settlements, and marketing and sale of individual and group variable annuity products.

    Under the terms of the Agreement, the Company agreed to certain conduct remedies and will pay $115 million, of which $84 million represents restitution for market timing, $5 million represents restitution for issues relating to the compensation of brokers, and $26 million is a civil penalty. In addition, the Securities and Exchange Commission staff has informed the Company that, in light of the Agreement, it has concluded its previously disclosed investigation into matters related to market timing without recommending any enforcement action.

    HOW MAY I GET ADDITIONAL INFORMATION?

    Inquiries will be answered by calling 1-800-528-9009 or your sales representative or by writing to:

     Hartford Life Insurance Company
     P.O. Box 1583
     Hartford, CT 06144-1583

    You can also send inquiries to us electronically by Internet through our website at retire.hartfordlife.com.

    You can find financial statements of the Separate Account and Hartford in the Statement of Additional Information. To receive a copy of the Statement of Additional information free of charge, call your representative or complete the form at the end of this prospectus and mail the form to us at the address indicated on the form.

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
                                   APPENDIX I
                            ACCUMULATION UNIT VALUES

    THERE IS NO INFORMATION AVAILABLE FOR THE SUB-ACCOUNTS BECAUSE AS OF DECEMBER 31, 2006, THE SUB-ACCOUNTS HAD NOT COMMENCED OPERATIONS.

                               TABLE OF CONTENTS
                                      FOR
                      STATEMENT OF ADDITIONAL INFORMATION

SECTION                                                                PAGE
--------------------------------------------------------------------------------
GENERAL INFORMATION                                                       2
 Safekeeping of Assets                                                    2
 Experts                                                                  2
 Non-Participating                                                        2
 Misstatement of Age or Sex                                               2
 Principal Underwriter                                                    2
PERFORMANCE RELATED INFORMATION                                           2
 Total Return for all Sub-Accounts                                        2
 Yield for Sub-Accounts                                                   3
 Money Market Sub-Accounts                                                3
 Additional Materials                                                     3
 Performance Comparisons                                                  3

    To obtain a Statement of Additional Information, complete the form below and mail to:

     Hartford Life Insurance Company
     P.O. Box 1583
     Hartford CT 06144-1583

    Please send a Statement of Additional Information for Separate Account Eleven (Form) to me at the following address:

----------------------------------------------------------------
                              Name
----------------------------------------------------------------
                            Address
----------------------------------------------------------------
     City/State                                   Zip Code

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION
                        HARTFORD LIFE INSURANCE COMPANY

                            SEPARATE ACCOUNT ELEVEN

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life Insurance Company Attn: IPD/Retirement Plans Service Center, P.O. Box 1583, Hartford, CT 06144-1583.

Date of Prospectus:             , 2007
Date of Statement of Additional Information:             , 2007

TABLE OF CONTENTS

GENERAL INFORMATION                                                            2
  Safekeeping of Assets                                                        2
  Experts                                                                      2
  Non-Participating                                                            2
  Misstatement of Age or Sex                                                   2
  Principal Underwriter                                                        2
PERFORMANCE RELATED INFORMATION                                                2
  Total Return for all Sub-Accounts                                            2
  Yield for Sub-Accounts                                                       3
  Money Market Sub-Accounts                                                    3
  Additional Materials                                                         3
  Performance Comparisons                                                      3

2                                            HARTFORD LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------

GENERAL INFORMATION

SAFEKEEPING OF ASSETS

Hartford holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of the underlying fund shares held in each of the Sub-Accounts.

EXPERTS

[Will be filed by amendment]

NON-PARTICIPATING

The Contract is non-participating and we pay no dividends.

MISSTATEMENT OF AGE OR SEX

If an Annuitant's age or sex was misstated on the Contract, any Contract payments or benefits will be determined using the correct age and sex. If we have overpaid Annuity Payouts, an adjustment, including interest on the amount of the overpayment, will be made to the next Annuity Payout or Payouts. If we have underpaid due to a misstatement of age or sex, we will credit the next Annuity Payout with the amount we underpaid and credit interest.

PRINCIPAL UNDERWRITER

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours.

Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past two years, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter has been: 2006: $2,676,193; 2005:
$1,940,960 and 2004: $1,583,188.

PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

TOTAL RETURN FOR ALL SUB-ACCOUNTS

When a Sub-Account advertises its standardized total return, it will usually be calculated from the date of the inception of the Sub-Account for one, five and ten year periods or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. To calculate standardized total return, Hartford uses a hypothetical initial premium payment of $1,000.00 and deducts for the mortality and risk expense charge, the highest possible contingent deferred charge and any applicable administrative charge.

The formula Hartford uses to calculate standardized total return is P(1+T) TO THE POWER OF n = ERV. In this calculation, "P" represents a hypothetical initial premium payment of $1,000.00, "T" represents the average annual total return, "n" represents the number of years and "ERV" represents the redeemable value at the end of the period.

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. These figures will usually be calculated from the date of inception of the underlying fund for one, five and ten year periods or other relevant periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that any contingent deferred sales charge is not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

HARTFORD LIFE INSURANCE COMPANY                                            3

-------------------------------------------------------------------------------

YIELD FOR SUB-ACCOUNTS

If applicable, the Sub-Accounts may advertise yield in addition to total return. At any time in the future, yields may be higher or lower than past yields and past performance is no indication of future performance.

The standardized yield will be computed for periods beginning with the inception of the Sub-Account in the following manner. The net investment income per Accumulation Unit earned during a one-month period is divided by the Accumulation Unit Value on the last day of the period.

The formula Hartford uses to calculate yield is YIELD = 2[(a - b/cd +1) TO THE POWER OF 6 - 1]. In this calculation, "a" represents the net investment income earned during the period by the underlying fund, "b" represents the expenses accrued for the period, "c" represents the average daily number of Accumulation Units outstanding during the period and "d" represents the maximum offering price per Accumulation Unit on the last day of the period.

MONEY MARKET SUB-ACCOUNTS

At any time in the future, current and effective yields may be higher or lower than past yields and past performance is no indication of future performance.

Current yield of a money market fund Sub-Account is calculated for a seven-day period or the "base period" without taking into consideration any realized or unrealized gains or losses on shares of the underlying fund. The first step in determining yield is to compute the base period return. Hartford takes a hypothetical account with a balance of one Accumulation Unit of the Sub-Account and calculates the net change in its value from the beginning of the base period to the end of the base period. Hartford then subtracts an amount equal to the total deductions for the Contract and then divides that number by the value of the account at the beginning of the base period. The result is hte base period return or "BPR". Once the base period return is calculated, Hartford then multiplies it by 365/7 to compute the current yield. Current yield is calculated to the nearest hundredth of one percent.

The formula for this calculation is YIELD = BPR x (365/7), where BPR = (A -
B)/C. "A" is equal to the net change in value of a hypothetical account with a balance of one Accumulation Unit of the Sub-Account from the beginning of the base period to the end of the base period. "B" is equal to the amount that Hartford deducts for mortality and expense risk charge and any applicable administrative charge. "C" represents the value of the Sub-Account at the beginning of the base period.

Effective yield is also calculated using the base period return. The effective yield is calculated by adding 1 to the base period return and raising that result to a power equal to 365 divided by 7 and subtracting 1 from the result. The calculation Hartford uses is:

             EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7] - 1.

ADDITIONAL MATERIALS

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.

PERFORMANCE COMPARISONS

Each Sub-Account may from time to time include in advertisements the ranking of its performance figures compared with performance figures of other annuity contract's sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)    All financial statements will be filed by amendment.
(b)    (1)    (a) Resolution of the board of directors of Hartford authorizing the establishment of the Separate Account.(1)
              (b) Resolution of the board of directors of Hartford authorizing the re-designation of the Separate Account.(1)
       (2)    Not applicable.
       (3)    (a) Principal Underwriting Agreement.(2)
              (b) Form of Sales Agreement.(2)
       (4)    Form of Group Variable Annuity Contract.(3)
       (5)    Form of the Application.
       (6)    (a) Articles of Incorporation of Hartford.(4)
              (b) Bylaws of Hartford.(5)
       (7)    Not applicable.
       (8)    Participation Agreement.(2)
       (9)    Opinion and Consent of Christopher M. Grinnell, Assistant Vice
              President and Assistant General Counsel will be filed by amendment.
       (10)   Consent of Deloitte & Touche LLP will be filed by amendment.
       (11)   No financial statements will be omitted.
       (12)   Not applicable.
       (99)   Copy of Power of Attorney.

------------

(1) Incorporated by reference to the Initial filing to the Registration Statement File No. 333-72042, dated October 23, 2001.

(2) Incorporated by reference to Post-Effective Amendment No. 1, to the Registration Statement File No. 33-59541, dated May 1, 1996.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-72042, filed on January 18, 2002.

(4) Incorporated by reference to Post-Effective Amendment No. 6, to the Registration Statement File No. 333-66343, filed on February 8, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 12, to the Registration Statement File No. 333-69485, filed on April 9, 2001.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Daniel A. Andriola                  Vice President
Robert Arena                        Senior Vice President
Simpa Baiye                         Assistant Actuary
Lynn R. Banziruk                    Assistant Vice President
David G. Bedard                     Senior Vice President
Richard E. Cady                     Assistant Vice President
David A. Carlson                    Director of Taxes, Senior Vice President
Chris Chaia                         Assistant Vice President
Kathleen C. Ciullo                  Vice President
Henry Collie                        Assistant Actuary
Richard G. Costello                 Vice President and Secretary
Rochelle S. Cummings                Vice President
James Davey                         Senior Vice President
Joseph G. Eck                       Vice President
Stephen J. Ellis                    Assistant Vice President
Jason S. Frain                      Actuary, Assistant Vice President
Christopher M. Grinnell             Assistant Vice President
Susan M. Hess                       Vice President
Jeannie M. Iannello                 Vice President
Anne Iezzi                          Chief Compliance Officer, Vice President
Edward Jaworski                     Assistant Vice President
Thomas D. Jones                     Vice President
Stephen T. Joyce                    Senior Vice President, Director*
Thomas P. Kalmbach                  Vice President and Actuary
Paula Knake                         Assistant Vice President
Diane Krajewski                     Assistant Vice President
Alan J. Kreczko                     Executive Vice President and General Counsel
Lori A. LaForge                     Assistant Vice President
Glenn D. Lammey                     Chief Financial Officer, Executive Vice President, Director*
Dawn M. LeBlanc                     Assistant Vice President
Alice Longworth                     Assistant Vice President
Debra L. Ludovissie                 Assistant Vice President
Joseph F. Mahoney                   Vice President
Kenneth A. McCullum                 Senior Vice President and Actuary
Ernest M. McNeill, Jr.              Senior Vice President and Chief Accounting Officer
Jonathan L. Mercier                 Assistant Vice President
Peter J. Michalik                   Vice President
John J. Mittelstadt                 Vice President
Jamie Ohl                           Vice President
John J. Pacheco, Jr.                Assistant Vice President
Colleen B. Pernerewski              Chief Compliance Officer of Separate Accounts
Craig R. Raymond                    Senior Vice President
Sharon Roberts                      Vice President
Stephen Roche                       Vice President
Michael J. Roscoe                   Vice President and Actuary
Richard Rubin                       Assistant Vice President
Scott R. Sanderson                  Vice President
Jerry K. Scheinfeldt                Assistant Vice President
Wade A. Seward                      Vice President
Martin A. Swanson                   Vice President
Charles D. Tatro                    Actuary, Assistant Vice President
James E. Trimble                    Senior Vice President and Chief Actuary

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Charles N. Vest                     Vice President and Actuary
Andrew J. Waggoner                  Vice President
Jean H. Walker                      Vice President
John C. Walters                     Co-Chief Executive Officer, Co-President, Director*
Richard J. Wirth                    Assistant Vice President
Lizabeth H. Zlatkus                 Chairman of the Board, Co-Chief Executive Officer, Co-President, Director*
David M. Znamierowski               Executive Vice President and Chief Investment Officer, Director*

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement File No. 333-119414, filed on April 9, 2007.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of July 31, 2007, there were 401 Contract Owners.

ITEM 28.  INDEMNIFICATION

     Sections 33-770 to 33-779, inclusive, of the Connecticut General Statutes provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(b)(5), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(b)(5). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

     Section 33-771(e) provides that a corporation incorporated prior to January 1, 1995, must, except to the extent that the certificate of incorporation provides otherwise, indemnify a director to the extent that indemnification is permissible under Sections 33-770 to 33-779, inclusive. Section 33-776(d) sets forth a similar provision with respect to officers, employees and agents of a corporation.

       1. Based on the statutes referenced above, the Depositor must indemnify a director if the director:

           A.  conducted himself in good faith;

           B. reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation or (b) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and

           C. in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; or

       2. engaged in conduct for which broader indemnification had been made permissible or obligatory under a provision of the Depositor's certificate of incorporation.

     In addition, the Depositor must indemnify officers, employees and agents for liability if the individual:

           A.  conducted himself in good faith;

           B. reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation or (b) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and

           C. in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation.

     Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

       (a) HSD acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account One

     Hartford Life Insurance Company - Separate Account Two

     Hartford Life Insurance Company - Separate Account Two (DC Variable Account
     I)

     Hartford Life Insurance Company - Separate Account Two (DC Variable Account
     II)

     Hartford Life Insurance Company - Separate Account Two (QP Variable
     Account)

     Hartford Life Insurance Company - Separate Account Two (Variable Account
     "A")

     Hartford Life Insurance Company - Separate Account Two (NQ Variable
     Account)

     Hartford Life Insurance Company - Separate Account Ten

     Hartford Life Insurance Company - Separate Account Three

     Hartford Life Insurance Company - Separate Account Five

     Hartford Life Insurance Company - Separate Account Seven

     Hartford Life Insurance Company - Separate Account 403

     Hartford Life Insurance Company - Separate Account Eleven

     Hartford Life Insurance Company - Separate Account Twelve

     Hartford Life and Annuity Insurance Company - Separate Account One

     Hartford Life and Annuity Insurance Company - Separate Account Ten

     Hartford Life and Annuity Insurance Company - Separate Account Three

     Hartford Life and Annuity Insurance Company - Separate Account Five

     Hartford Life and Annuity Insurance Company - Separate Account Six

     Hartford Life and Annuity Insurance Company - Separate Account Seven

     American Maturity Life Insurance - Separate Account AMLVA

     American Maturity Life Insurance - Separate Account One

     Nutmeg Life Insurance Company - Separte Account One

     Servus Life Insurance Company - Separate Account One

     Servus Life Insurance Company - Separate Account Two

     Hart Life Insurance Company - Separate Account One

     Hart Life Insurance Company - Separate Account Two

       (b) Directors and Officers of HSD

                                                           POSITIONS AND OFFICES
NAME                                                          WITH UNDERWRITER
------------------------------------------------------------------------------------------------------------
Robert Arena                    Senior Vice President/Business Line Principal and Director
Diana Benken                    Chief Financial Officer and Controller/FINOP
John Gamalis                    Treasurer
Stephen T. Joyce                Senior Vice President/Business Line Principal
Martin A. Swanson               Vice President/Marketing
John C. Walters                 Chief Executive Officer, President and Director
William Wilcox                  Chief Legal Officer, AML Chief Compliance Officer and Secretary

     Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this registration statement.

ITEM 32.  UNDERTAKINGS

       (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

       (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

       (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

       (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Council of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with the four provisions of the no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 23rd day of August, 2007.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT ELEVEN
(Registrant)

By:    John C. Walters                      *By:   /s/ Shane Daly
       -----------------------------------         -----------------------------------
       John C. Walters                             Shane Daly
       Co-Chief Executive Officer,                 Attorney-In-Fact
       Co-President, Director*

By:    Lizabeth H. Zlatkus
       -----------------------------------
       Lizabeth H. Zlatkus
       Chairman of the Board, Co-Chief
       Executive Officer, Co-President,
       Director*

HARTFORD LIFE INSURANCE COMPANY
(Depositor)

By:    John C. Walters                      By:    /s/ Lizabeth H. Zlatkus
       -----------------------------------         -----------------------------------
       John C. Walters                             Lizabeth H. Zlatkus
       Co-Chief Executive Officer,                 Chairman of the Board, Co-Chief
       Co-President, Director*                     Executive Officer, Co-President,
                                                   Director*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Stephen T. Joyce, Senior Vice President, Director*
Glenn D. Lammey, Chief Financial Officer, Executive Vice
 President, Director*
Ernest M. McNeill, Jr., Senior Vice President and Chief
 Accounting Officer*
John C. Walters, Co-Chief Executive Officer, Co-President,
 Director*, Executive Vice
 President, Director*                                              *By:   /s/ Shane Daly
                                                                          -----------------------------------
Lizabeth H. Zlatkus, Chairman of the Board, Co-Chief Executive            Shane Daly
 Officer, Co-President, Director*                                         Attorney-in-Fact

David M. Znamierowski, Executive Vice President & Chief            Date: August 23, 2007
 Investment Officer, Director*

                                 EXHIBIT INDEX

     (99)  Copy of Power of Attorney.